FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 28, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group
Interim Results 2023

                                                                            natwestgroup.com

NatWest Group plc
Interim results for the period ended 30 June 2023
Chief Financial Officer, Katie Murray, commented
“NatWest Group’s strong performance for the first half of the year is underpinned by our robust balance sheet, with a high-quality deposit base, high levels of liquidity and a well-diversified loan book. As a result, we are able to continue lending to our customers and delivering sustainable returns and distributions to our shareholders, even in the current uncertain economic environment.

Although arrears remain low, we know that people, families and businesses are anxious about their finances and many are really struggling. We are being proactive in our support for those who are hardest hit, helping to build the financial resilience of the customers and communities we serve.”

Group Chief Executive Officer
On 25 July 2023, Alison Rose stepped down as Chief Executive Officer and as a Director of NatWest Group plc. Paul Thwaite was appointed as Chief Executive Officer and as a Director of NatWest Group plc for an initial period of 12 months, subject to regulatory approval.

Strong H1 2023 performance
  -
H1 2023 attributable profit of £2,299 million and a return on tangible equity of 18.2%.
  -
Total income, excluding notable items(1), increased by £1,485 million, or 25.2%, compared with H1 2022 principally reflecting the impact of lending growth and yield curve movements.
  -
Bank net interest margin (NIM) of 3.20% in H1 2023 compared with 2.58% in H1 2022 with the increase reflecting favourable yield curve movements. Q2 2023 Bank NIM of 3.13% was 14 basis points lower than Q1 2023 principally reflecting asset margin pressure and changes in deposit mix from non-interest bearing to interest bearing balances.
  -
Other operating expenses were £323 million, or 9.3%, higher than H1 2022. The cost:income ratio (excl. litigation and conduct) was 49.3% for the first half of the year compared with 56.0% in H1 2022.
  -
A net impairment charge of £223 million in H1 2023, or 12 basis points of gross customer loans, principally reflects an increase in post model adjustments driven by increased economic uncertainty notwithstanding a £98 million modelled release. Defaults remain stable and at low levels across the portfolio.

Robust balance sheet underpinning growth
  -
Net loans to customers excluding central items increased by £6.0 billion to £352.7 billion during H1 2023 primarily reflecting £5.9 billion of mortgage growth in Retail Banking.
  -
Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
  -
Customer deposit balances were stable in the second quarter following the outflows in the first quarter. Customer deposits excluding central items decreased by £11.8 billion to £421.1 billion during H1 2023.
  -
The loan:deposit ratio (LDR) (excl. repos and reverse repos) was 83%, with customer deposits exceeding net loans to customers by around £71 billion.
  -
The liquidity coverage ratio (LCR) of 141%, representing £45.3 billion headroom above 100% minimum requirement, increased by 2 percentage points compared with Q1 2023 primarily due to increased wholesale funding and UBIDAC asset sale offset by capital distributions.

Shareholder return supported by strong capital generation
  -
We are pleased to announce an interim dividend of 5.5 pence per share and intend to commence an on-market buyback programme of up to £500 million in the second half of 2023 in addition to the £1.3 billion directed buyback completed in Q2 2023 bringing total distributions deducted from capital to £2.5 billion for H1 2023.
  -
Common Equity Tier (CET1) ratio of 13.5% was 70 basis points lower than at 31 December 2022 principally reflecting distributions deducted from capital of c.140 basis points and an increase in RWAs, partially offset by the attributable profit.
  -
RWAs increased by £1.4 billion during the first half of the year to £177.5 billion.

Outlook(2)
We retain the guidance provided in the 2022 Annual Report and Accounts with the exception of full year 2023 Bank NIM which is now expected to be less than 3.20%, with a current view of around 3.15%. This remains subject to market conditions including the assumption of a Bank of England base rate of 5.50% from Q3 2023 through to the end of the year.

(1)
Refer to the Non-IFRS financial measures appendix for details of notable items.
(2)
The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2022 Annual Report and Accounts and Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Our Purpose in action
We champion potential, helping people, families, and businesses to thrive. By working to benefit our customers, colleagues, and communities, we will deliver long-term value and drive sustainable returns to our shareholders. Some key achievements in H1 2023 include:

People and families
  -
We announced a new ambition to support 10 million people with their financial wellbeing every year by the end of 2027; starting with 6.5 million people in 2023 and increasing on an annual basis between 2024 and 2027, to reach 10 million a year by 2027. In H1 2023, we carried out c.341,000 financial health checks and extended our free Know Your Credit Score tool to everyone in the UK.
  -
From the end of April 2023, we stopped all fees and charges for personal mortgage customers in persistent financial difficulty who are receiving help from our specialist Financial Health and Support teams.
  -
We announced our collaboration with Places for People, British Gas Centrica and Schneider Electric – coordinated by Pineapple Sustainable Partnerships – to show that retrofitting homes at scale can be an achievable and affordable goal.

Businesses
  -
We announced our aim to provide an additional £1 billion of lending to the UK manufacturing sector by the end of 2030, aiming to stimulate growth and help manufacturers invest in cleaner, more efficient forms of energy generation and use(1).
  -
We announced strategic partnerships with WWF-UK to mobilise investment in climate and nature-friendly farming, and with food manufacturer McCain to reduce financial barriers for farmers transitioning to sustainable agricultural practices.
  -
As part of our ambition to remove the barriers for women in business, in March 2023 we became the first bank in Europe to issue a bond with the intention to use the net proceeds to lend to businesses identified as women-led. The nominal amount of the bond is €500 million (£446 million), as at 7 March 2023.

Colleagues
  -
With the National Youth Agency, we announced a new employee volunteering programme, which will enable our colleagues to deliver NatWest Thrive in their local youth clubs.
  -
We launched our new Women in Entrepreneurship learning programme, open to all colleagues across the bank, to help them offer practical advice and support to women entrepreneurs.
  -
We were included in The Times 2023 Top 50 Employers for Gender Equality list, run by business network, Business in the Community.

Communities
  -
We announced £5.7 million in cost of living donations to charities and strategic partners, including £1 million to the Trussell Trust to further support the Help through Hardship scheme and over £1.6 million to the debt advice sector.
  -
With the University of Edinburgh, we launched the Centre for Purpose-Driven Innovation in Banking, which will use business insights from NatWest Group to improve how data is used to benefit customers, researchers and policymakers.
  -
We launched the Royal Bank Regenerate Fund with giving platform, Neighbourly, to support schools, charities and community groups based in Scotland to deliver sustainability projects.

Driving targeted growth
We’re driving our strategy forward through three areas of growth:
Delivering personalised solutions throughout our customers' lifecycle

We’re focused on customer lifetime value to deliver growth: c.20% of youth accounts are held with NatWest Group(2) and in H1 2023 we attracted c.93,000 new NatWest Rooster card holders.

According to a survey by Savanta, we have a 17.7% share of the start-up market, up from 13.0% at the same time last year, with c.55,000 new accounts opened in H1 2023(3).

Supporting our customers' sustainability transitions
  -
During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, bringing the cumulative contribution to £48.6 billion at 30 June 2023 against our target to provide £100 billion between 1 July 2021 and the end of 2025(4).
  -
As part of this, we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During H1 2023, we provided £2.3 billion in lending for residential properties with EPC ratings A and B.

Embedding our services in our customers' digital lives
  -
We’re scaling up digital and payment offerings for our business customers: Mettle has grown its customer base to almost 100,000 with c.17,000 new accounts opened in H1 2023; £2.2 billion transactions were processed by Tyl by NatWest, a 64% year-on-year increase, and c.8,000 new merchants onboarded.
  -
We launched a whole-of-market(5) credit card offering: our credit card share is 9.6%(6), up from 5.7% this time last year, with c.309,000 cards issued in the year to date and c.76,000 new-to-bank customers.

(1) The £1 billion manufacturing fund lending package will be deployed through a variety of routes, including loans, asset finance and increased overdrafts.
(2) As at April 2023. Source: CACI – UK youth flow share max age 18, cash card and no overdraft and Rooster 11+ overlay (12 months rolling).
(3) Based on the % of 771 businesses, less than 2 years old, that name a NatWest Group brand as their main bank. Compared to other banks with a presence on the high street. Source: MarketVue Business Banking from Savanta at Q2 2023. Excludes those using personal bank accounts.
(4) NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(5) Whole-of-market primarily comprises retail customers who do not currently hold a current account with NatWest Group.
(6) Source: eBenchmarkers 3 month rolling average to end May.

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	5,726	4,334	2,824	2,902	2,307
Non-interest income	2,001	1,885	1,027	974	904
Total income	7,727	6,219	3,851	3,876	3,211
Litigation and conduct costs	(108)	(169)	(52)	(56)	(67)
Other operating expenses	(3,807)	(3,484)	(1,875)	(1,932)	(1,766)
Operating expenses	(3,915)	(3,653)	(1,927)	(1,988)	(1,833)
Profit before impairment losses/releases	3,812	2,566	1,924	1,888	1,378
Impairment (losses)/releases	(223)	54	(153)	(70)	18
Operating profit before tax	3,589	2,620	1,771	1,818	1,396
Tax charge	(1,061)	(795)	(549)	(512)	(409)
Profit from continuing operations	2,528	1,825	1,222	1,306	987
(Loss)/profit from discontinued operations, net of tax	(108)	190	(143)	35	127
Profit for the period	2,420	2,015	1,079	1,341	1,114
Performance key metrics and ratios
Notable items within total income (1)	£344m	£321m	£288m	£56m	£97m
Total income excluding notable items (1)	£7,383m	£5,898m	£3,563m	£3,820m	£3,114m
Bank net interest margin (1)	3.20%	2.58%	3.13%	3.27%	2.71%
Bank average interest earning assets (1)	£361bn	£338bn	£362bn	£360bn	£342bn
Cost:income ratio (excl. litigation and conduct) (1)	49.3%	56.0%	48.7%	49.8%	55.0%
Loan impairment rate (1)	12bps	(3bps)	16bps	7bps	(2bps)
Profit attributable to ordinary shareholders	£2,299m	£1,891m	£1,020m	£1,279m	£1,050m
Total earnings per share attributable to ordinary shareholders - basic (2)	24.3p	18.7p	11.0p	13.2p	10.8p
Return on tangible equity (RoTE) (1)	18.2%	13.1%	16.4%	19.8%	15.2%
Climate and sustainable funding and financing (3)	£16.0bn	£11.9bn	£8.4bn	£7.6bn	£6.4bn

			As at
			30 June	31 March	31 December
			2023	2023	2022
Balance sheet			£bn	£bn	£bn
Total assets			702.6	695.6	720.1
Net loans to customers - amortised cost			373.9	374.2	366.3
Net loans to customers excluding central items (1)			352.7	352.4	346.7
Loans to customers and banks - amortised cost and FVOCI			385.2	385.8	377.1
Total impairment provisions (4)			3.4	3.4	3.4
Expected credit loss (ECL) coverage ratio			0.9%	0.9%	0.9%
Assets under management and administration (AUMAs) (1)			37.9	35.2	33.4
Customer deposits			432.5	430.5	450.3
Customer deposits excluding central items (1,5)			421.1	421.8	432.9
Liquidity and funding
Liquidity coverage ratio (LCR)			141%	139%	145%
Liquidity portfolio			227	210	226
Net stable funding ratio (NSFR)			138%	141%	145%
Loan:deposit ratio (excl. repos and reverse repos) (1)			83%	83%	79%
Total wholesale funding			81	79	74
Short-term wholesale funding			28	25	21
Capital and leverage
Common Equity Tier (CET1) ratio (6)			13.5%	14.4%	14.2%
Total capital ratio (6)			18.8%	19.6%	19.3%
Pro forma CET1 ratio (excl. foreseeable items) (7)			14.2%	15.7%	15.4%
Risk-weighted assets (RWAs)			177.5	178.1	176.1
UK leverage ratio			5.0%	5.4%	5.4%
Tangible net asset value (TNAV) per ordinary share (1,8)			262p	278p	264p
Number of ordinary shares in issue (millions) (8)			8,929	9,581	9,659

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
On 30 August 2022 issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares for earnings per share has been adjusted retrospectively.

(3)
NatWest Group uses its climate and sustainable funding and financing inclusion criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing targets. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, which included £2.3 billion in lending for residential properties with EPC ratings A and B.

(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2023 - £0.1 billion; 31 December 2022 - £0.1 billion).
(5)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)
The pro forma CET1 ratio at 30 June 2023 excludes foreseeable items of £1,280 million: £780 million for ordinary dividends and £500 million foreseeable charges. (31 March 2023 excludes foreseeable items of £2,351 million: £1,479 million for ordinary dividends and £872 million foreseeable charges. 31 December 2022 excludes foreseeable charges of £2,132 million: £967 million for ordinary dividends and £1,165 million foreseeable charges).

(8)
The number of ordinary shares in issue excludes own shares held. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted for the effect of the share consolidation referred to in footnote 2 above.

Business performance summary
Chief Financial Officer review
We delivered a strong operating performance in the first half of the year with a RoTE of 18.2%. Total Income, excluding notable items, of £7.4 billion, was up by 25.2% on prior year and levels of default remain low across our portfolio.

The strength of our balance sheet has allowed us to continue to lend to our personal and business customers and we have seen customer deposit balances stabilise in the second quarter following the reduction in quarter one. We remain in a strong liquidity position, with an LCR of 141%, representing £45.3 billion headroom above 100% minimum requirement, and an LDR of 83%.

Our CET1 ratio remains strong at 13.5% with total distributions from capital of £2.5 billion.

We are pleased to announce an interim dividend of 5.5 pence per share and intend to commence an on-market buyback programme of up to £500 million in the second half of 2023. We have announced distributions of £2.3 billion to shareholders in the first half of the year and accrued a further £0.3 billion towards the final dividend payment in Q2 2023, bringing total distributions deducted from capital to £2.5 billion for H1 2023.

Financial performance
Total income increased by 24.2% to £7,727 million compared with H1 2022. Total income, excluding notable items, was 25.2% higher than H1 2022 principally driven by lending growth and favourable yield curve movements partially offset by the change in mix of deposits from non-interest bearing to interest bearing and lower deposit balances. These factors continued to impact in the quarter where net interest income fell by 2.7% compared with Q1 2023 driven by the ongoing change in mix of customer deposits, lower average balances and the impact of higher pass-through rates coupled with mortgage income reductions. We expect these factors to continue to be a feature of our results largely offsetting the positive gains of interest rate rises throughout 2023.

Bank NIM of 3.20% in H1 2023 compared with 2.58% in H1 2022 with the increase reflecting favourable yield curve movements. Q2 2023 Bank NIM of 3.13% was 14 basis points lower than Q1 2023 principally reflecting asset margin pressure of 9 basis points, changes in deposit mix from non-interest bearing to interest bearing balances and the impact and timing of pass-through of rate rises on deposits, 5 basis points.

In line with our expectations, other operating expenses were £323 million, or 9.3%, higher than H1 2022 principally reflecting increased staff costs due to inflation and a one-off cost of living payment, increased strategic investment costs, such as Financial Crime and Data, and a property impairment. We remain committed to delivering on our full year cost guidance.

A net impairment charge of £223 million principally reflects an increase in post model adjustments driven by increased economic uncertainty notwithstanding a £98 million modelled release. Defaults remain stable and at low levels across the portfolio. Compared with Q1 2023, our ECL provision increased by £0.1 billion to £3.6 billion and our ECL coverage ratio has increased from 0.89% to 0.92%. We retain post model adjustments of £0.5 billion related to economic uncertainty, or 13% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

As a result, we are pleased to report an attributable profit for H1 2023 of £2,299 million, with earnings per share of 24.3 pence and a RoTE of 18.2%.

Net loans to customers excluding central items increased by £6.0 billion over the first half of the year. Retail Banking mortgage lending increased by £5.9 billion and unsecured lending increased by £1.0 billion due to strong customer demand. Gross new mortgage lending was £17.1 billion in H1 2023 compared with £18.9 billion in H1 2022 and £22.5 billion in H2 2022. Commercial & Institutional net loans to customers decreased by £0.7 billion which was primarily driven by UK Government scheme repayments of £1.4 billion and subdued activity in funds lending, partially offset by an increase in term loan facilities.

Up to 30 June 2023 we have provided £48.6 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During H1 2023 we provided £16.0 billion climate and sustainable funding and financing, which included £2.3 billion in lending for residential properties with EPC ratings A and B.

During Q2 2023 customer deposits were stable following the outflows experienced in the first quarter. Customer deposits excluding central items reduced by £11.8 billion during H1 2023 reflecting customer tax payments which were significantly higher than previous years, competition for deposits and an overall market liquidity contraction.

TNAV per share reduced by 2 pence in H1 2023 to 262 pence primarily reflecting the full year ordinary dividend payment, movements in cash flow hedging reserves and other reserves partially offset by the attributable profit for the period.

Business performance summary
Chief Financial Officer review continued
Capital
The CET1 ratio remains strong at 13.5%, or 13.4% excluding IFRS 9 transitional relief. The 70 basis points reduction compared with Q4 2022 principally reflects total distributions deducted from capital of £2.5 billion and increased RWAs of £1.4 billion, partially offset by the attributable profit. NatWest Group’s minimum requirement for own funds and eligible liabilities (MREL) ratio was 31.2%.

We have completed the £800 million share buyback programme announced as part of our 2022 annual results. In Q2 2023 we completed a £1.3 billion directed buyback and we intend to commence an on-market buyback programme of up to £500 million in the remainder of the year which, including the ordinary dividend accrual, brings total distributions deducted from capital to £2.5 billion for H1 2023.

We have continued to make good progress with our withdrawal from the Republic of Ireland with a €800 million dividend from Ulster Bank Ireland DAC declared in Q2 2023.

RWAs increased by £1.4 billion in H1 2023 to £177.5 billion largely reflecting lending growth and a £1.1 billion increase associated with the annual update to operational risk balances partially offset by reductions associated with our exit from the Republic of Ireland.

Funding and liquidity
The LCR increased by 2 percentage points to 141% in the quarter, representing £45.3 billion headroom above 100% minimum requirement, primarily due to increased wholesale funding and UBIDAC asset sale offset by capital distributions. Our primary liquidity as at 30 June 2023 was £147.5 billion and £119.6 billion or 81% of this was cash at central banks. Total wholesale funding increased by £1.8 billion in the quarter to £81.2 billion.

Business performance summary
Retail Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	3,120	2,554	1,516	1,604	1,337
Operating expenses	(1,367)	(1,242)	(671)	(696)	(597)
of which: Other operating expenses	(1,343)	(1,184)	(650)	(693)	(593)
Impairment losses	(193)	(26)	(79)	(114)	(21)
Operating profit	1,560	1,286	766	794	719

Return on equity (1)	29.1%	26.3%	28.2%	30.0%	29.5%
Net interest margin (1)	2.88%	2.53%	2.78%	2.99%	2.62%
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	46.4%	42.9%	43.2%	44.4%
Loan impairment rate (1)	19bps	3bps	15bps	22bps	4bps

			As at
			30 June	31 March	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			204.4	201.7	197.6
Customer deposits			183.1	184.0	188.4
RWAs			57.3	55.6	54.7

(1) Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2023, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 29.1% and an operating profit of £1,560 million.

Retail Banking provided £2.2 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance
  -
Total income was £566 million, or 22.2%, higher than H1 2022 reflecting continued strong loan growth and higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins, lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as well as increased capital issuance and funding costs.
  -
Net interest margin was 35 basis points higher than H1 2022 reflecting higher deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins, lower deposit balances with mix shift from non-interest bearing to interest bearing balances, as well as higher treasury funding costs.
  -
Other operating expenses were £159 million, or 13.4%, higher than H1 2022 reflecting continued investment in the business and higher pay awards to support our colleagues with cost of living challenges, increased data costs and increased restructuring costs. This was partly offset by a 3.0% headcount reduction as a result of continued digitalisation, automation and improvement of end-to-end customer journeys.
  -
A net impairment charge of £193 million in H1 2023 largely reflects Stage 3 defaults, which remain stable, as well as good book charges driven by strong unsecured lending growth, partly offset by the benefits from the updated economic outlook.
  -
Net loans to customers increased by £6.8 billion, or 3.4%, in H1 2023 mainly reflecting continued mortgage growth of £5.9 billion, or 3.2%, with gross new mortgage lending of £17.1 billion, representing flow share of around 16%. Cards balances increased by £0.7 billion, or 15.9%, and personal advances increased by £0.3 billion, or 3.9%, in H1 2023 with strong customer demand.
  -
Customer deposits decreased by £5.3 billion, or 2.8%, in H1 2023 reflecting the impact of customer tax payments which were higher than previous years, lower household liquidity and increased competition for savings balances. Personal current account balances decreased by £5.5 billion, partially offset by an increase in personal savings of £0.2 billion in H1 2023. We have seen strong growth in our fixed term savings products in H1 2023.
  -
RWAs increased by £2.6 billion, or 4.8%, primarily reflecting lending volume growth.

Q2 2023 performance
  -
Total income was £88 million, or 5.5%, lower than Q1 2023 reflecting a reduction in mortgage margins and lower deposit balances with mix shift from non-interest bearing to interest bearing balances, partly offset by lending growth and benefit of higher rates on deposit income.
  -
Net interest margin was 21 basis points lower than Q1 2023 reflecting lower mortgage margins and lower deposit balances with mix shift from non-interest bearing to interest bearing balances, partly offset by the impact of rate rises on deposit income.
  -
Other operating expenses were £43 million, or 6.2%, lower than Q1 2023 reflecting non repeat of Q1 2023 one-off cost of living payment, and lower restructuring costs, partially offset by the impact of April 2023 pay award and timing of investment and other non-staff costs.
  -
A net impairment charge of £79 million in Q2 2023 largely reflects Stage 3 defaults, which remain stable, as well as good book charges driven by strong unsecured lending growth, partly offset by benefits from the updated economic outlook.
  -
Net loans to customers increased by £2.7 billion, or 1.3%, in Q2 2023 mainly reflecting continued mortgage growth of £2.0 billion, or 1.0%, with gross new mortgage lending of £7.6 billion, representing flow share of around 15%. Cards balances increased by £0.5 billion, or 10.9%, and personal advances increased by £0.2 billion, or 2.6%, reflecting strong customer demand.
  -
Customer deposits decreased by £0.9 billion, or 0.5%, in Q2 2023 as growth in fixed term savings deposits was offset by lower instant access savings and current accounts.

  -
RWAs increased by £1.7 billion, or 3.1%, in Q2 2023 primarily reflecting strong lending volume growth and a small increase in risk parameters.

Business performance summary
Private Banking
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	567	461	271	296	245
Operating expenses	(322)	(285)	(167)	(155)	(146)
of which: Other operating expenses	(311)	(284)	(159)	(152)	(146)
Impairment (losses)/releases	(11)	11	(3)	(8)	6
Operating profit	234	187	101	133	105

Return on equity (1)	24.7%	20.9%	20.8%	28.5%	23.5%
Net interest margin (1)	4.50%	3.34%	4.17%	4.83%	3.60%
Cost:income ratio (excl. litigation and conduct) (1)	54.9%	61.6%	58.7%	51.4%	59.6%
Loan impairment rate (1)	11bps	(12)bps	6bps	17bps	(13)bps
Net new money (£bn) (1)	1.0	1.4	0.4	0.6	0.6

			As at
			30 June	31 March	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			19.1	19.2	19.2
Customer deposits			36.5	37.3	41.2
RWAs			11.5	11.4	11.2
Assets under management (AUMs) (1)			30.0	29.6	28.3
Assets under administration (AUAs) (1)			7.9	5.6	5.1
Total assets under management and administration (AUMAs) (1)			37.9	35.2	33.4
(1)
Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
During H1 2023, Private Banking delivered a strong return on equity of 24.7%, and an operating profit of £234 million.

NatWest Group completed the acquisition of a majority shareholding in Cushon on 1 June 2023. The acquisition of the workplace savings and pensions fintech resulted in a £1.9 billion increase to the NatWest Group AUMAs on the date of acquisition.

Private Banking provided £0.1 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance
-	Total income was £106 million, or 23.0%, higher than H1 2022 reflecting increased deposit income supported by interest rate rises, partially offset by a reduction in mortgage margins.
-
Net interest margin was 116 basis points higher than H1 2022 reflecting higher deposit income, supported by interest rate rises, partially offset by a reduction in lending margins, lower deposit balances, as well as increased capital issuance and funding costs.

-
Other operating expenses were £27 million, or 9.5% higher than H1 2022 due to the impact of pay awards to support colleagues with cost of living challenges and the impact of one-offs including a £7 million property revaluation and an £8 million technology cost.

-	A net impairment charge of £11 million in H1 2023 reflected higher good book charges and a small level of Stage 3 defaults.
-	Net loans to customers decreased by £0.1 billion in H1 2023 as gross new lending of £1.4 billion, of which £0.9 billion related to mortgages, was offset by higher repayments.
-
Customer deposits decreased by £4.7 billion, or 11.4% in H1 2023 reflecting the impact of customer tax payments which were higher than previous years, as well as increased competition for savings balances. Current account and instant access savings account balances decreased by £7.0 billion partially offset by an increase in term savings products.

-
AUMAs increased by £4.5 billion, or 13.5%, in H1 2023 primarily reflecting AUM net new money of £1.0 billion, which represents 6.0% of opening AUMA balances, positive market movements, and acquisition of Cushon which contributes £2.0 billion(1).

Q2 2023 performance
-
Total income was £25 million, or 8.4%, lower than Q1 2023 reflecting lower deposit balances and higher pass-through of rate rises on customer deposits partially offset by the benefit of higher interest rates.

-	Net interest margin was 66 basis points lower than Q1 2023 reflecting lower deposit volumes, changes in deposit mix from non-interest bearing to interest bearing balances and increased funding costs.
-	A net impairment charge of £3 million in Q2 2023 reflected benefits from the updated economic outlook with Stage 3 defaults remaining stable.
-
Customer deposits decreased by £0.8 billion, or 2.1% in Q2 2023 as growth in fixed term savings deposits was offset by lower instant access savings and current accounts combined with repayment of debt.

-
AUMAs increased by £2.7 billion, or 7.7%, in Q2 2023 primarily reflecting AUM net new money of £0.4 billion and positive investment market movements. The acquisition of Cushon contributes £2.0 billion(1) to the increase in AUMAs.

(1) Cushon AUMAs at 30 June 2023 were £2.0 billion and £1.9 billion as at date of acquisition. AUMAs are reported within the Private Banking segment as the Investment Centre of Expertise, and the financials are within Central items & other.

Business performance summary
Commercial & Institutional
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Net interest income	2,504	1,764	1,243	1,261	961
Non-interest income	1,244	1,173	552	692	601
Total income	3,748	2,937	1,795	1,953	1,562

Operating expenses	(1,987)	(1,820)	(984)	(1,003)	(898)
of which: Other operating expenses	(1,893)	(1,734)	(934)	(959)	(854)
Impairment (losses)/releases	(20)	59	(64)	44	48
Operating profit	1,741	1,176	747	994	712

Return on equity (1)	16.9%	11.4%	14.3%	19.5%	14.0%
Net interest margin (1)	3.84%	2.84%	3.79%	3.90%	3.09%
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	59.0%	52.0%	49.1%	54.7%
Loan impairment rate (1)	3bps	(9)bps	20bps	(13)bps	(15)bps

			As at
			30 June	31 March	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			129.2	131.5	129.9
Customer deposits			201.5	200.5	203.3
Funded assets (1)			320.6	320.4	306.3
RWAs			103.6	104.8	103.2

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2023, Commercial & Institutional delivered a strong performance with a return on equity of 16.9% and operating profit of £1,741 million.

Commercial & Institutional provided £13.8 billion of climate and sustainable funding and financing in H1 2023.

H1 2023 performance
-
Total income was £811 million, or 27.6%, higher than H1 2022 primarily reflecting higher deposit returns from an improved interest rate environment, credit and debit card fees and higher markets income(1).

-
Net interest margin was 100 basis points higher than H1 2022 reflecting higher deposit returns supported by interest rate rises, partly offset by lower deposits balances, evolving deposit and lending mix impacts and higher treasury funding costs.

-	Other operating expenses were £159 million, or 9.2%, higher than H1 2022 due to higher pay awards to support our colleagues with cost of living challenges and continued investment in the business.
-
An impairment charge of £20 million in H1 2023 compared with an impairment release of £59 million in H1 2022 driven by an increase in post model adjustments to reflect increased inflationary and liquidity risk impacts to our customers offset by benefits of modelled releases to reflect benefits from the revised economic outlook. Stage 3 charges remain low.

-
Net loans to customers decreased by £0.7 billion, or 0.5%, in H1 2023 due to UK Government scheme repayments of £1.4 billion and subdued activity within funds lending, partly offset by an increase in term loan facilities including revolving credit facilities and asset finance.

-	Customer deposits decreased by £1.8 billion, or 0.9%, in H1 2023 primarily due to overall market liquidity contraction, particularly sight deposits with strong growth in term deposit balances.
-
RWAs increased by £0.4 billion, or 0.4%, in H1 2023 primarily reflecting an evolving book mix of lending growth and UK Government scheme repayments, partially offset by foreign exchange benefits and lower market risk.

Q2 2023 performance
-	Total income was £158 million, or 8.1%, lower than Q1 2023 largely reflecting lower markets income(1) mainly driven by challenging market conditions and additional treasury costs.
-	Net interest margin was 11 basis points lower than Q1 2023 reflecting increased treasury costs and lower deposit balances, partly offset by higher deposit margins.
-	Other operating expenses were £25 million, or 2.6%, lower than Q1 2023 reflecting non-repeat of the Q1 2023 one-off cost of living payments partly offset by continued investment in the business.
-
A net impairment charge of £64 million in Q2 2023 reflected an increase in post model adjustments to reflect inflationary and liquidity risk impacts to our customers offset by benefits of modelled releases to reflect benefits from the revised economic outlook. Stage 3 charges remain low.

-	Net loans to customers decreased by £2.3 billion, or 1.7%, in Q2 2023 largely due to lower funds activity and UK Government scheme repayments of £0.7 billion.
-	Customer deposits increased by £1.0 billion, or 0.5%, in Q2 2023 primarily due to growth in the Corporate & Institutions business. We have seen continued strong growth in term deposit balances.
-	RWAs decreased by £1.2 billion, or 1.1%, in Q2 2023 primarily reflecting foreign exchange benefits and lower lending balances.
(1)
Markets income excludes own credit risk adjustments and central items.

Business performance summary
Central items & other
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	292	267	269	23	67
Operating expenses (1)	(239)	(306)	(105)	(134)	(192)
of which: Other operating expenses	(260)	(282)	(132)	(128)	(173)
of which: Ulster Bank RoI direct expenses	(163)	(145)	(63)	(100)	(81)
Impairment releases/(losses)	1	10	(7)	8	(15)
Operating profit/(loss)	54	(29)	157	(103)	(140)
of which: Ulster Bank RoI	(295)	(213)	(136)	(159)	(150)

				As at
			30 June	31 March	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost) (2)			21.2	21.8	19.6
Customer deposits			11.4	8.7	17.4
RWAs			5.1	6.3	7.0
(1)
Includes withdrawal-related direct program costs of £64 million for the half year ended 30 June 2023 (30 June 2022 - £26 million) and £15 million for the quarter ended 30 June 2023 (31 March 2023 - £49 million; 30 June 2022 - £16 million).
(2)
Excludes £0.4 billion of loans to customers held at fair value through profit or loss (31 March 2023 - £0.5 billion; 31 December 2022 - £0.5 billion).

H1 2023 performance

Total income was £25 million higher than H1 2022 reflecting one-off items that broadly offset including foreign exchange recycling gains, partially offset by lower gains on interest and foreign exchange risk management derivatives not in hedge accounting relationships, gains on liquidity asset bond sales in the prior year and the effect of the continued withdrawal of our operations from the Republic of Ireland.

Customer deposits decreased by £6.0 billion in H1 2023 primarily reflecting the continued withdrawal of our operations from the Republic of Ireland. Ulster Bank RoI customer deposit balances were £0.4 billion as at H1 2023.

Net loans to customers increased £1.6 billion in H1 2023 mainly due to reverse repo activity in Treasury.

Q2 2023 performance

Customer deposits increased by £2.7 billion during Q2 2023 primarily reflecting repo activity in Treasury partially offset by the continued withdrawal of our operations from the Republic of Ireland.

Segment performance
	Half year ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,908	428	2,504	(114)	5,726
Own credit adjustments	—	—	9	—	9
Other non-interest income	212	139	1,235	406	1,992
Total income	3,120	567	3,748	292	7,727
Direct expenses	(394)	(109)	(737)	(2,567)	(3,807)
Indirect expenses	(949)	(202)	(1,156)	2,307	—
Other operating expenses	(1,343)	(311)	(1,893)	(260)	(3,807)
Litigation and conduct costs	(24)	(11)	(94)	21	(108)
Operating expenses	(1,367)	(322)	(1,987)	(239)	(3,915)
Operating profit before impairment losses/releases (1)	1,753	245	1,761	53	3,812
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit (1)	1,560	234	1,741	54	3,589

Income excluding notable items (1)	3,120	567	3,739	(43)	7,383

Additional information
Return on tangible equity (1)	na	na	na	na	18.2%
Return on equity (1)	29.1%	24.7%	16.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	54.9%	50.5%	nm	49.3%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	19bps	11bps	3bps	nm	12bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.5	2.2	12.5	33.3	61.5
Third party customer asset rate (1)	3.03%	4.24%	5.61%	nm	nm
Third party customer funding rate (1)	(1.02%)	(1.43%)	(1.03%)	nm	nm
Bank average interest earning assets (£bn) (1)	203.4	19.2	131.4	na	361.1
Bank net interest margin (1)	2.88%	4.50%	3.84%	na	3.20%
nm = not meaningful, na = not applicable.

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance
	Half year ended 30 June 2022
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,340	315	1,764	(85)	4,334
Own credit adjustments	—	—	52	—	52
Other non-interest income	214	146	1,121	352	1,833
Total income	2,554	461	2,937	267	6,219
Direct expenses	(320)	(102)	(736)	(2,326)	(3,484)
Indirect expenses	(864)	(182)	(998)	2,044	—
Other operating expenses	(1,184)	(284)	(1,734)	(282)	(3,484)
Litigation and conduct costs	(58)	(1)	(86)	(24)	(169)
Operating expenses	(1,242)	(285)	(1,820)	(306)	(3,653)
Operating profit/(loss) before impairment losses/releases (1)	1,312	176	1,117	(39)	2,566
Impairment (losses)/releases	(26)	11	59	10	54
Operating profit/(loss) (1)	1,286	187	1,176	(29)	2,620

Income excluding notable items (1)	2,554	461	2,930	(47)	5,898

Additional information
Return on tangible equity (1)	na	na	na	na	13.1%
Return on equity (1)	26.3%	20.9%	11.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.4%	61.6%	59.0%	nm	56.0%
Total assets (£bn)	216.2	30.0	451.5	108.8	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	107.5	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	27.8	362.6
Loan impairment rate (1)	3bps	(12)bps	(9)bps	nm	(3)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	36.8	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	12.5	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	13.0	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	31.2	58.9
Third party customer asset rate (1)	2.59%	2.65%	3.01%	nm	nm
Third party customer funding rate (1)	(0.07%)	(0.07%)	(0.06%)	nm	nm
Bank average interest earning assets (£bn) (1)	186.8	19.0	125.2	na	338.5
Bank net interest margin (1)	2.53%	3.34%	2.84%	na	2.58%
nm = not meaningful, na = not applicable.

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance
	Quarter ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,416	199	1,243	(34)	2,824
Own credit adjustments	—	—	3	—	3
Other non-interest income	100	72	549	303	1,024
Total income	1,516	271	1,795	269	3,851
Direct expenses	(185)	(53)	(379)	(1,258)	(1,875)
Indirect expenses	(465)	(106)	(555)	1,126	—
Other operating expenses	(650)	(159)	(934)	(132)	(1,875)
Litigation and conduct costs	(21)	(8)	(50)	27	(52)
Operating expenses	(671)	(167)	(984)	(105)	(1,927)
Operating profit before impairment losses/releases (1)	845	104	811	164	1,924
Impairment (losses)	(79)	(3)	(64)	(7)	(153)
Operating profit (1)	766	101	747	157	1,771

Income excluding notable items (1)	1,516	271	1,792	(16)	3,563

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	28.2%	20.8%	14.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.9%	58.7%	52.0%	nm	48.7%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	15bps	6bps	20bps	nm	16bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.5	2.2	12.5	33.3	61.5
Third party customer asset rate (1)	3.11%	4.41%	5.84%	nm	nm
Third party customer funding rate (1)	(1.20%)	(1.71%)	(1.18%)	nm	nm
Bank average interest earning assets (£bn) (1)	204.6	19.2	131.4	na	362.3
Bank net interest margin (1)	2.78%	4.17%	3.79%	na	3.13%
nm = not meaningful, na = not applicable.

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance
	Quarter ended 31 March 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,492	229	1,261	(80)	2,902
Own credit adjustments	—	—	6	—	6
Other non-interest income	112	67	686	103	968
Total income	1,604	296	1,953	23	3,876
Direct expenses	(209)	(56)	(358)	(1,309)	(1,932)
Indirect expenses	(484)	(96)	(601)	1,181	—
Other operating expenses	(693)	(152)	(959)	(128)	(1,932)
Litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Operating expenses	(696)	(155)	(1,003)	(134)	(1,988)
Operating profit/(loss) before impairment losses/releases (1)	908	141	950	(111)	1,888
Impairment (losses)/releases	(114)	(8)	44	8	(70)
Operating profit/(loss) (1)	794	133	994	(103)	1,818

Income excluding notable items (1)	1,604	296	1,947	(27)	3,820

Additional information
Return on tangible equity (1)	na	na	na	na	19.8%
Return on equity (1)	30.0%	28.5%	19.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.2%	51.4%	49.1%	nm	49.8%
Total assets (£bn)	227.2	28.1	399.0	41.3	695.6
Funded assets (£bn) (1)	227.2	28.1	320.4	40.5	616.2
Net loans to customers - amortised cost (£bn)	201.7	19.2	131.5	21.8	374.2
Loan impairment rate (1)	22bps	17bps	(13)bps	nm	7bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(1.0)	—	(0.7)	(0.1)	(1.8)
Customer deposits (£bn)	184.0	37.3	200.5	8.7	430.5
Risk-weighted assets (RWAs) (£bn)	55.6	11.4	104.8	6.3	178.1
RWA equivalent (RWAe) (£bn)	56.4	11.4	106.2	6.9	180.9
Employee numbers (FTEs - thousands)	13.9	2.2	12.4	33.3	61.8
Third party customer asset rate (1)	2.94%	4.07%	5.38%	nm	nm
Third party customer funding rate (1)	(0.83%)	(1.15%)	(0.87%)	nm	nm
Bank average interest earning assets (£bn) (1)	202.1	19.2	131.3	na	360.0
Bank net interest margin (1)	2.99%	4.83%	3.90%	na	3.27%
nm = not meaningful, na = not applicable.

(1)
Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Segment performance
	Quarter ended 30 June 2022
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,228	172	961	(54)	2,307
Own credit adjustments	—	—	34	—	34
Other non-interest income	109	73	567	121	870
Total income	1,337	245	1,562	67	3,211
Direct expenses	(159)	(53)	(329)	(1,225)	(1,766)
Indirect expenses	(434)	(93)	(525)	1,052	—
Other operating expenses	(593)	(146)	(854)	(173)	(1,766)
Litigation and conduct costs	(4)	—	(44)	(19)	(67)
Operating expenses	(597)	(146)	(898)	(192)	(1,833)
Operating profit/(loss) before impairment losses/releases (1)	740	99	664	(125)	1,378
Impairment (losses)/releases	(21)	6	48	(15)	18
Operating profit/(loss) (1)	719	105	712	(140)	1,396

Income excluding notable items (1)	1,337	245	1,573	(41)	3,114

Additional information
Return on tangible equity (1)	na	na	na	na	15.2%
Return on equity (1)	29.5%	23.5%	14.0%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.4%	59.6%	54.7%	nm	55.0%
Total assets (£bn)	216.2	30.0	451.5	108.8	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	107.5	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	27.8	362.6
Loan impairment rate (1)	4bps	(13)bps	(15)bps	nm	(2)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	36.8	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	12.5	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	13.0	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	31.2	58.9
Third party customer asset rate (1)	2.59%	2.77%	3.19%	nm	nm
Third party customer funding rate (1)	(0.10%)	(0.13%)	(0.09%)	nm	nm
Bank average interest earning assets (£bn) (1)	188.1	19.1	124.9	na	341.5
Bank net interest margin (1)	2.62%	3.60%	3.09%	na	2.71%
nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measurements and performance metrics.

Risk and capital management

Certain disclosures in the Risk and capital management section are within the scope of EY’s review report and are marked as reviewed in the section header.

Risk and capital management
Credit risk
Economic loss drivers (reviewed)
Introduction
The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by product or asset class and, where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for the most material portfolios are shown in the table below:

Portfolio	Economic loss drivers
UK Personal mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK Personal unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK corporates	UK stock price index, UK gross domestic product (GDP), Bank of England base rate
UK commercial real estate	UK stock price index, UK commercial property price index, UK GDP, Bank of England base rate

Economic scenarios
At 30 June 2023, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly related to persistently high inflation and interest rate environment, resulting in a fall in real household income, economic slowdown, a rise in unemployment and asset price declines.

For 30 June 2023, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes robust growth as inflation falls sharply and rates are lowered. Consumer spending is supported by savings built up since COVID-19 and further helped by fiscal support and strong business investment. The labour market remains resilient, with the unemployment rate remaining below pre-COVID-19 levels. The housing market slows down compared to the previous year but remains robust.

Base case – In the midst of high inflation and significant monetary policy tightening, the economic growth remains muted. However, recession is avoided as only a small proportion of households are directly affected by the rise in the mortgage costs. The unemployment rate rises modestly but job losses are contained. Inflation moderates over the medium-term and falls to target level of 2%. The housing market experiences price decline and lower activity but the extent of the decline is lower than that experienced during prior stresses.

Since 31 December 2022, the economic outlook has improved as energy prices fell sharply and the labour market remained resilient. However, the inflation outlook remains elevated due to higher core inflation pressure. As a result, interest rates need to rise higher than assumed previously. The base case now assumes muted growth in 2023 as opposed to a mild recession assumed previously. The unemployment rate still rises but the peak is lower, reflecting the labour market’s recent resilience. The peak to trough house price correction remains broadly similar to the previous assumption.

Downside – Inflation remains persistently high. The economy experiences a recession as consumer confidence weakens due to a fall in real income. Interest rates are raised higher than the base case and remain elevated for longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices experience declines comparable to previous episodes of stress.

The previous year’s downside scenario also included a deep recession, labour market deterioration and asset price falls, but the current downside scenario explores these risks in a persistently high inflation, high rates environment.

Extreme downside – This scenario assumes high and persistent inflation. Households see the highest recorded decline in real income. Interest rates rise to levels last observed in early 2000. Resulting economic recession is deep and leads to widespread job losses. House prices lose approximately a third of their value while the unemployment rate rises to a level above that observed during the 2008 financial crisis.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

Risk and capital management
Credit risk continued
Economic loss drivers (reviewed)
Main macroeconomic variables	30 June 2023					31 December 2022
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.8	0.9	0.4	(0.2)	0.8	2.2	1.3	0.8	0.4	1.2
Unemployment	3.5	4.2	4.9	6.6	4.6	3.9	4.5	4.9	6.7	4.8
House price index	3.8	0.3	(0.8)	(6.0)	—	5.1	0.8	(0.7)	(4.4)	0.6
Commercial real estate price	3.3	0.2	(2.7)	(7.6)	(0.7)	1.2	(1.9)	(2.8)	(9.1)	(2.5)
Consumer price index	1.7	2.3	4.2	3.7	2.8	3.6	4.2	4.4	8.2	4.8
Bank of England base rate	2.6	4.2	5.0	5.1	4.2	2.4	3.1	1.5	4.5	2.8
UK stock price index	5.8	4.3	1.8	0.1	3.5	3.0	1.4	(1.1)	(3.7)	0.5
World GDP	3.7	3.1	2.7	1.0	2.8	3.7	3.3	1.7	1.1	2.7
Probability weight	19.5	45.0	21.5	14.0		18.6	45.0	20.8	15.6

(1) The five-year summary runs from 2023-2027 for 30 June 2023.
(2) The table shows five calendar year CAGR for GDP, average for unemployment and Bank of England base rate and 20-quarter CAGR for other parameters.
(3) Comparatives have been aligned with the current calculation approach.

Probability weightings of scenarios
NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2023.

The approach involves comparing UK GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2022. Since then, the outlook has improved across key areas of the economy. However, the risks still remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 19.5% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 21.5% weighting applied to the downside scenario and a 14.0% weighting applied to the extreme downside scenario.

Risk and capital management
Credit risk continued
Climate transition
During 2023, NatWest Group continued to align its financial planning process with the climate transition planning process. This included adding climate policy and technology related transition assumptions into NatWest Group’s base case macroeconomic scenario used for financial planning and assessment of ECL in this IFRS 9 reporting period. This resulted in an increase in ECL of £4 million.

As in the initial iteration of the Climate transition plan, included in NatWest Group’s 2022 Climate-related Disclosures Report, NatWest Group assesses the effects of climate transition policies within the base case macroeconomic scenario, using the UK Climate Change Committee (CCC) Balanced Net Zero (BNZ) scenario, aligned with the UK CCC sixth carbon budget, as a starting point. In addition, NatWest Group included estimated average policy delay into the climate economic assumptions for IFRS 9 purposes, based on the credibility ratings for sectoral policies provided by the UK CCC 2022 Progress Report to Parliament, to reflect estimated time delays based on credibility ratings as follows:

Credible policies – estimated zero years of delayed adjustment to the BNZ pathway for the associated policy.

Policies with some or significant risk – estimated three and five years of delay respectively for the associated policy.

Policies with insufficient plans – estimated ten years of delay for the associated policy.

The base case macroeconomic scenario now explicitly includes assumptions about the changes in transition policy expressed as an additional implicit carbon price. Implicit carbon price is an additional cost related to greenhouse gas emissions as a result of climate transition policy. NatWest Group assumes that between now and 2028, the transition policy will change slowly, and the implicit carbon price will increase modestly by £10.5/tCO2e, which is consistent with the UK CCC BNZ scenario. The base case macroeconomic scenario also included assumptions about abatement technology development and specific sectors’ transition, for example, the switch from fossil fuels to renewable energy sources. NatWest Group will continue to enhance this analysis, including updates in the UK CCC 2023 Progress Report to Parliament published in June 2023.

While previous NatWest Group IFRS 9 base case scenarios included some climate transition considerations, they were based on all enacted policies and available technologies. The new approach described here applies to explicitly identifying the effect of additional climate transition policy.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK’s successful transition to net zero. Policy delays and risks outlined in the UK CCC 2022 and 2023 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK’s net zero transition and in turn that of NatWest Group and its customers.

For this first iteration of climate economic assumptions included within the base case macroeconomic scenario, NatWest Group focused on policy and technology related transition risks. It is assumed that in more extreme scenarios it is likely that climate policy changes would offset adverse/benign economic conditions. NatWest Group’s tools, methodologies and assessment of climate risks will continue to evolve to further align financial planning and climate transition planning processes.

Risk and capital management
Credit risk continued
Economic loss drivers (reviewed)
Annual figures
				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2023	1.4	0.3	—	(0.3)	0.3
2024	3.8	0.8	(1.4)	(4.1)	0.3
2025	1.4	1.0	1.0	0.9	1.1
2026	1.2	1.3	1.2	1.2	1.2
2027	1.2	1.4	1.3	1.2	1.3
2028	1.2	1.4	1.3	1.2	1.3

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Unemployment rate - annual average	%	%	%	%	%
2023	3.9	3.9	4.1	4.3	4.0
2024	3.3	4.2	5.1	7.3	4.7
2025	3.3	4.4	5.3	7.7	4.8
2026	3.4	4.3	5.1	7.1	4.7
2027	3.4	4.3	4.9	6.5	4.6
2028	3.4	4.3	4.7	6.0	4.4

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
House price index - four quarter change	%	%	%	%	%
2023	(3.3)	(6.9)	(6.2)	(8.2)	(6.2)
2024	10.4	(1.0)	(13.2)	(14.1)	(3.1)
2025	6.1	2.9	0.9	(16.4)	0.9
2026	3.1	3.4	8.5	4.3	4.4
2027	3.5	3.4	7.9	6.8	4.7
2028	3.4	3.4	5.5	5.0	4.0

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Commercial real estate price - four quarter change	%	%	%	%	%
2023	1.1	(5.8)	(7.8)	(10.7)	(5.6)
2024	5.5	0.5	(13.4)	(35.3)	(6.1)
2025	4.6	2.5	2.5	2.5	3.0
2026	3.8	2.5	3.6	6.3	3.4
2027	1.8	1.3	3.0	6.9	2.3
2028	1.5	1.3	2.2	4.2	1.8

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Consumer price index - four quarter change	%	%	%	%	%
2023	1.6	3.4	5.5	7.0	4.0
2024	1.1	2.3	4.3	6.8	3.2
2025	1.8	1.9	3.9	1.7	2.3
2026	1.9	1.9	3.8	1.2	2.2
2027	1.9	1.9	3.7	2.1	2.3
2028	1.9	1.9	3.2	2.1	2.2

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Bank of England base rate - annual average	%	%	%	%	%
2023	4.3	4.8	4.7	4.8	4.7
2024	3.0	5.0	5.5	6.0	4.9
2025	2.3	4.2	5.0	5.7	4.2
2026	2.0	3.7	4.9	4.9	3.8
2027	1.6	3.3	4.7	4.1	3.4
2028	1.5	3.2	4.5	3.4	3.2

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
UK stock price index - four quarter change	%	%	%	%	%
2023	13.0	9.1	(9.2)	(26.6)	0.9
2024	5.7	3.1	(1.9)	(9.4)	1.4
2025	4.1	3.1	9.7	21.2	6.2
2026	3.6	3.1	6.5	12.9	4.9
2027	3.2	3.1	5.3	10.2	4.3
2028	3.0	3.1	5.3	6.4	3.9

Risk and capital management
Credit risk continued
Economic loss drivers (reviewed)
Worst points
	30 June 2023					31 December 2022
			Extreme		Weighted			Extreme		Weighted
	Downside		downside		average	Downside		downside		average
	%	Quarter	%	Quarter	%	%	Quarter	%	Quarter	%
GDP	(1.7)	Q2 2024	(4.9)	Q2 2024	0.1	(3.2)	Q4 2023	(4.7)	Q4 2023	(0.8)
Unemployment rate - peak	5.4	Q1 2025	8.0	Q4 2024	4.9	6.0	Q1 2024	8.5	Q3 2024	5.4
House price index	(18.9)	Q1 2025	(34.3)	Q1 2026	(9.2)	(15.0)	Q1 2025	(26.2)	Q3 2025	(3.4)
Commercial real estate price	(20.1)	Q4 2024	(42.6)	Q1 2025	(11.3)	(21.8)	Q4 2023	(46.8)	Q3 2024	(16.4)
Consumer price index
- highest four quarter change	10.1	Q1 2023	10.1	Q1 2023	10.1	15.7	Q1 2023	17.0	Q4 2023	11.7
Bank of England base rate
- extreme level	5.8	Q1 2024	6.0	Q1 2024	5.3	4.0	Q1 2023	6.0	Q1 2024	4.1
UK stock price index	(15.5)	Q2 2024	(40.9)	Q2 2024	(1.1)	(26.0)	Q4 2023	(48.7)	Q4 2023	(14.1)

(1)
Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2022 for 30 June 2023 scenarios.
(2)
Comparatives have been aligned with the current calculation approach.

Use of the scenarios in Personal lending
Personal lending follows a discrete scenario approach. The probability of default (PD), exposure at default (EAD), loss given default (LGD) and resultant ECL for each discrete scenario is calculated using product specific economic response models. Probability weighted averages across the suite of economic scenarios are then calculated for each of the model outputs, with the weighted PD being used for staging purposes.

Business Banking utilises the Personal lending methodology rather than the Wholesale lending methodology.

Use of the scenarios in Wholesale lending
The Wholesale lending scenario methodology is based on the concept of credit cycle indices (CCIs). The CCIs represent, similar to the exogenous component in Personal, all relevant economic drivers for a region/industry segment aggregated into a single index value that describes the credit conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to credit conditions at long-run average levels, a positive CCI value corresponds to credit conditions below long run average levels and a negative CCI value corresponds to credit conditions above long-run average levels.

The individual economic scenarios are translated into forward-looking projections of CCIs using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then extended with an additional mean reversion assumption to gradually revert to the long-run average CCI value of zero in the outer years of the projection horizon.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

UK economic uncertainty
The high inflation environment alongside rapidly rising interest rates and supply chain disruption are presenting significant headwinds for some businesses and consumers. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2024. NatWest Group has considered where these are most likely to affect the customer base, with the rising cost of borrowing during 2023 for both businesses and consumers presenting an additional affordability challenge for many borrowers in recent months.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Risk and capital management
Credit risk continued
UK economic uncertainty
Governance and post model adjustments (reviewed)
The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):

  -
Deferred model calibrations – ECL adjustments where model monitoring and similar analyses indicates that model adjustments will be required to ensure ECL adequacy. As a consequence, an estimate of the ECL impact is recorded on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
  -
Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with high inflation and rapidly rising interest rates as well as supply chain disruption, along with the residual effects from COVID-19 Government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the observable effects of these issues crystallise.
  -
Other adjustments – ECL adjustments where it was judged that the modelled ECL required amendment.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, rapidly rising interest rates and supply chain disruption.

ECL post model adjustments
The table below shows ECL post model adjustments.
	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	22	—	23
Economic uncertainty	116	43	12	289	2	462
Other adjustments	7	—	—	12	36	55
Total	123	43	13	323	38	540

Of which:
- Stage 1	74	19	6	113	20	232
- Stage 2	34	24	7	206	17	288
- Stage 3	15	—	—	4	1	20

31 December 2022
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	—	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	—	155
- Stage 2	32	44	3	139	16	234
- Stage 3	16	—	—	5	1	22

Risk and capital management
Credit risk continued
UK economic uncertainty
Post model adjustments increased since 31 December 2022, with a notable shift in economic uncertainty reflecting rapidly rising interest rates and high inflation.

 -Retail Banking – The post model adjustment for economic uncertainty increased from £153 million at 31 December 2022 to £159 million at 30 June 2023, with recent interest rate rises resulting in higher levels of mortgage customers at risk of financial difficulties and prompting an uplift in the cost of living post model adjustment (up from £127 million to £134 million). The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises, focusing on key affordability lenses, including customers with lower incomes in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock effect on their affordability.
- The £20 million other judgemental overlay for EAD modelling dynamics in credit cards was no longer required.
-Commercial & Institutional – The post model adjustment for economic uncertainty increased from £191 million at 31 December 2022 to £289 million at 30 June 2023. It still includes an overlay of £79 million to cover the residual risks from COVID-19, including the risk that government support schemes could affect future recoveries and concerns surrounding associated debt, to customers that have utilised government support schemes. The inflation and supply chain post model adjustment has been maintained with a mechanistic adjustment, via a sector-level downgrade, being applied to the sectors that were considered most at risk from these headwinds. A number of additional sectors have been included in the sector-level downgrade reflecting the pressures from inflation plus broader concerns around liquidity and reducing cash reserves across many sectors. The impact of the sector-level downgrades is a post model adjustment increase from £83 million at 31 December 2022 to £210 million at 30 June 2023, reflecting the significant headwinds for a number of sectors which are not fully captured in the models.
 -The £22 million judgemental overlay for deferred model calibrations relates to refinance risk with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.
 -Other adjustments includes an overlay of £10 million to mitigate the effect of operational timing delays in the identification and flagging of a SICR.
 -Other – The post model adjustments in Central items & other increased from £17 million at 31 December 2022 to £38 million at 30 June 2023 with the rise attributable to the divestment risk of the phased withdrawal of Ulster Bank RoI from the Republic of Ireland.

Risk and capital management
Credit risk continued
Wholesale support schemes
The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	864	173	40	1,077	805	225	71	1,101	9	17	25
Financial institutions	20	3	—	23	8	2	—	10	—	—	—
Sovereign	4	1	—	5	1	—	—	1	—	—	—
Corporate	2,638	550	334	3,522	2,169	879	153	3,201	26	56	91
Of which:
Agriculture	184	68	4	256	762	338	21	1,121	6	15	9
Airlines and aerospace	3	1	—	4	2	1	—	3	—	—	—
Automotive	185	30	8	223	103	29	7	139	2	3	4
Chemicals	5	1	—	6	8	1	—	9	—	—	—
Health	139	20	4	163	255	84	14	353	2	4	6
Industrials	109	18	5	132	72	23	5	100	1	1	3
Land transport and logistics	101	22	6	129	43	24	4	71	1	2	3
Leisure	386	94	24	504	322	143	23	488	5	12	16
Mining and metals	4	1	—	5	6	—	—	6	—	—	—
Oil and gas	5	1	—	6	4	1	—	5	—	—	—
Power utilities	3	1	—	4	3	3	1	7	—	—	—
Retail	460	88	22	570	256	104	17	377	4	8	12
Shipping	2	—	—	2	1	—	—	1	—	—	—
Water and waste	12	2	1	15	9	2	2	13	—	—	1
Total	3,526	727	374	4,627	2,983	1,106	224	4,313	35	73	116

31 December 2022
Wholesale
Property	1,029	197	51	1,277	908	217	61	1,186	10	15	27
Financial institutions	24	4	—	28	9	2	—	11	—	—	1
Sovereign	5	1	1	7	2	—	—	2	—	—	—
Corporate	3,165	629	338	4,132	2,302	872	116	3,290	26	56	69
Of which:
Agriculture	221	74	4	299	819	297	22	1,138	6	14	11
Airlines and aerospace	3	1	—	4	—	1	—	1	—	—	—
Automotive	221	34	10	265	100	37	5	142	1	2	3
Chemicals	6	1	—	7	9	1	—	10	—	—	—
Health	165	23	4	192	271	92	9	372	2	4	4
Industrials	131	21	5	157	77	20	4	101	1	2	2
Land transport and logistics	122	25	8	155	51	16	4	71	1	2	3
Leisure	471	108	28	607	336	161	27	524	5	12	16
Mining and metals	5	1	—	6	5	1	—	6	—	—	—
Oil and gas	6	1	—	7	2	2	—	4	—	—	—
Power utilities	3	1	—	4	3	4	—	7	—	—	—
Retail	554	102	26	682	283	94	14	391	4	7	10
Shipping	2	—	—	2	1	3	—	4	—	—	—
Water and waste	15	2	1	18	10	3	—	13	—	—	—
Total	4,223	831	390	5,444	3,221	1,091	177	4,489	36	71	97

Risk and capital management
 Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (reviewed)
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2023. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Risk and capital management
Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (reviewed)
			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2023	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	168,723	168,198	169,272	168,676	160,339
Retail Banking - unsecured	8,256	8,296	8,562	8,102	7,393
Wholesale - property	27,157	27,445	27,594	26,830	17,541
Wholesale - non-property	110,583	112,316	113,020	109,447	84,290
	314,719	316,255	318,448	313,055	269,563
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	85	84	81	87	83
Retail Banking - unsecured	191	193	192	191	169
Wholesale - property	98	76	60	128	131
Wholesale - non-property	250	220	193	305	310
	624	573	526	711	693
Stage 2 modelled loans (£m)
Retail Banking - mortgages	19,653	20,178	19,104	19,700	28,037
Retail Banking - unsecured	3,400	3,360	3,094	3,554	4,263
Wholesale - property	3,942	3,654	3,505	4,269	13,558
Wholesale - non-property	16,854	15,121	14,417	17,990	43,147
	43,849	42,313	40,120	45,513	89,005
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	64	64	44	64	114
Retail Banking - unsecured	376	369	304	404	515
Wholesale - property	113	92	74	134	584
Wholesale - non-property	405	336	279	483	1,234
	958	861	701	1,085	2,447
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	188,376	188,376	188,376	188,376	188,376
Retail Banking - unsecured	11,656	11,656	11,656	11,656	11,656
Wholesale - property	31,099	31,099	31,099	31,099	31,099
Wholesale - non-property	127,437	127,437	127,437	127,437	127,437
	358,568	358,568	358,568	358,568	358,568
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	149	148	125	151	197
Retail Banking - unsecured	567	562	496	595	684
Wholesale - property	211	168	134	262	715
Wholesale - non-property	655	556	472	788	1,544
	1,582	1,434	1,227	1,796	3,140
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.08	0.08	0.07	0.08	0.10
Retail Banking - unsecured	4.86	4.82	4.26	5.10	5.87
Wholesale - property	0.68	0.54	0.43	0.84	2.30
Wholesale - non-property	0.51	0.44	0.37	0.62	1.21
	0.44	0.40	0.34	0.50	0.88
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,582	1,434	1,227	1,796	3,140
ECL on UBIDAC modelled exposures	32	32	32	32	32
ECL on non-modelled exposures	38	38	38	38	38

Total Stage 1 and Stage 2 ECL	1,652	1,504	1,297	1,866	3,210
Variance to actual total Stage 1 and Stage 2 ECL		(148)	(355)	214	1,558

Risk and capital management
Credit risk continued
Measurement uncertainty and ECL sensitivity analysis (reviewed)
			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2023	Actual	scenario	scenario	scenario	scenario
Reconciliation to Stage 1 and Stage 2 flow exposure (£m)
Modelled loans	358,568	358,568	358,568	358,568	358,568
UBIDAC loans	565	565	565	565	565
Non-modelled loans	20,993	20,993	20,993	20,993	20,993
Other asset classes	145,405	145,405	145,405	145,405	145,405

(1) Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2023 and therefore does not include variation in future undrawn exposure values.
(2) Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios.
(3) Exposures related to Ulster Bank RoI continuing operations have not been included in the simulations. The current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4) All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2023. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5) Refer to the Economic loss drivers section for details of economic scenarios.
(6) Refer to the NatWest Group 2022 Annual Report and Accounts for 31 December 2022 comparatives.

Measurement uncertainty and ECL adequacy (reviewed)
  -
During H1 2023, overall modelled ECL remained stable reflecting portfolio growth coupled with stable portfolio performance offset by the H1 2023 economics update ECL reduction at 30 June 2023. Judgemental ECL post model adjustments, increased from 31 December 2022, reflecting the increased economic uncertainty and the expectation of increased defaults in H2 2023 and beyond, and represented 15% of total ECL (31 December 2022 – 12%).
  -
If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.6 billion (approximately 94%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
  -
In the Wholesale portfolio, there was a significant increase in ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase was mainly due to commercial real estate prices which show negative growth until 2024 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.
  -
The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2023 resulted in a decrease in modelled ECL. Given that continued uncertainty remains due to high inflation, rapidly rising interest rates and supply chain disruption, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage, including economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
  -
As the effects of high inflation, rapidly rising interest rates and supply chain disruption evolve during 2023 and into 2024, there is a risk of credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2023.
  -
There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates.

Movement in ECL provision
The table below shows the main ECL provision movements during H1 2023.
ECL provision
£m
At 1 January 2023	3,434
Changes in economic forecasts	(98)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(48)
Changes in risk metrics and exposure: Stage 3	263
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	129
Write-offs and other	(123)
At 30 June 2023	3,557

  -
ECL increased during H1 2023, reflecting a stable level of good book ECL alongside increases in Stage 3 ECL levels.
  -
Stage 3 default flows in the Personal portfolios remained stable, although there were modest increases in line with growth and post-COVID-19 lending strategy. For the Wholesale portfolios, with the exception of BBLS, default levels were lower than historic trends as the effects of high inflation, rapidly rising interest rates and supply chain disruption has to date not led to a significant change in defaults.
  -
Stage 3 balances increased due to default flows, as described above, alongside reduced write-off activity in H1 2023.
  -
The update to the economic scenarios at 30 June 2023 resulted in a modelled decrease in ECL of £98 million. While broader portfolio performance continued to be stable, the additional uncertainty due to high inflation and rapidly rising interest rates led to an increase in post model adjustments being required to ensure provision adequacy.

Risk and capital management
Credit risk – Banking activities
Introduction
This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework (reviewed)
Refer to Note 8 for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal groups of £0.6 billion (31 December 2022 – £1.5 billion).
 Financial assets
	30 June 2023			31 December 2022
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	554.3			554.3

In scope of IFRS 9 ECL framework	541.7			550.3
% in scope	98%			99%

Loans to customers - in scope - amortised cost	377.9	3.5	374.4	370.1	3.3	366.8
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.1	—	0.1
Loans to banks - in scope - amortised cost	7.2	—	7.2	6.9	—	6.9
Total loans - in scope	385.2	3.5	381.7	377.1	3.3	373.8
Stage 1	336.4	0.6	335.8	325.2	0.6	324.6
Stage 2	43.4	1.0	42.4	46.8	0.9	45.9
Stage 3	5.4	1.9	3.5	5.1	1.8	3.3

Other financial assets - in scope - amortised cost	138.5	—	138.5	156.4	—	156.4
Other financial assets - in scope - FVOCI	18.0	—	18.0	16.8	—	16.8
Total other financial assets - in scope	156.5	—	156.5	173.2	—	173.2
Stage 1	156.4	—	156.4	172.4	—	172.4
Stage 2	0.1	—	0.1	0.8	—	0.8

Out of scope of IFRS 9 ECL framework	12.6	na	12.6	4.0	na	4.0
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.1	na	0.1	0.2	na	0.2
Other financial assets - out of scope - amortised cost	13.0	na	13.0	4.1	na	4.1
Other financial assets - out of scope - FVOCI	0.1	na	0.1	0.1	na	0.1
na = not applicable

The assets outside the IFRS 9 ECL framework were as follows:

-
Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £12.5 billion (31 December 2022 – £4.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.

-	Equity shares of £0.3 billion (31 December 2022 – £0.4 billion) as not within the IFRS 9 ECL framework by definition.
-	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £0.9 billion (31 December 2022 – £(0.6) billion).
Contingent liabilities and commitments
In addition to contingent liabilities and commitments disclosed in Note 13, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £0.1 billion (31 December 2022 – £(0.1) billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £136.2 billion (31 December 2022 – £137.2 billion) comprised Stage 1 £123.1 billion (31 December 2022 – £119.2 billion); Stage 2 £12.5 billion (31 December 2022 – £17.3 billion); and Stage 3 £0.7 billion (31 December 2022 – £0.7 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2022 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (31 December 2022 – £3.4 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

Risk and capital management
Credit risk – Banking activities continued
Segment analysis – portfolio summary (reviewed)
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	180,293	18,075	112,341	25,653	336,362
Stage 2	22,686	988	19,676	90	43,440
Stage 3	2,826	254	2,246	124	5,450
Of which: individual	—	203	1,017	27	1,247
Of which: collective	2,826	51	1,229	97	4,203
Subtotal excluding disposal group loans	205,805	19,317	134,263	25,867	385,252
Disposal group loans				573	573
Total				26,440	385,825
ECL provisions (2)
Stage 1	282	23	333	23	661
Stage 2	439	17	507	28	991
Stage 3	1,038	31	765	71	1,905
Of which: individual	—	31	260	4	295
Of which: collective	1,038	—	505	67	1,610
Subtotal excluding ECL provisions on disposal group loans	1,759	71	1,605	122	3,557
ECL provisions on disposal group loans				31	31
Total				153	3,588
ECL provisions coverage (3)
Stage 1 (%)	0.16	0.13	0.30	0.09	0.20
Stage 2 (%)	1.94	1.72	2.58	31.11	2.28
Stage 3 (%)	36.73	12.20	34.06	57.26	34.95
ECL provisions coverage excluding disposal group loans	0.85	0.37	1.20	0.47	0.92
ECL provisions coverage on disposal group loans				5.41	5.41
Total				0.58	0.93
Impairment (releases)/losses (4)
ECL (release)/charge	193	11	20	(1)	223
Stage 1	(88)	(1)	(124)	4	(209)
Stage 2	188	8	98	2	296
Stage 3	93	4	46	(7)	136
Of which: individual	—	4	13	(4)	13
Of which: collective	93	—	33	(3)	123
Continuing operations	193	11	20	(1)	223
Discontinued operations				(1)	(1)
Total				(2)	222

Amounts written-off	63	1	50	8	122
Of which: individual	—	1	19	2	22
Of which: collective	63	—	31	6	100

For the notes to this table refer to the following page.

Risk and capital management
Credit risk – Banking activities continued
Segment analysis – portfolio summary (reviewed)
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 December 2022	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	—	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (2)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	—	26	251	10	287
Of which: collective	917	—	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL provisions on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (3)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92

Half year ended 30 June 2022
Impairment (releases)/losses (4)
ECL (release)/charge	26	(11)	(59)	(10)	(54)
Stage 1	(125)	(6)	(204)	(7)	(342)
Stage 2	86	(7)	108	18	205
Stage 3	65	2	37	(21)	83
Of which: individual	—	2	—	(3)	(1)
Of which: collective	65	—	37	(18)	84
Continuing operations	26	(11)	(59)	(10)	(54)
Discontinued operations				(62)	(62)
Total				(70)	(116)

Amounts written-off	106	1	94	14	215
Of which: individual	—	1	57	—	58
Of which: collective	106	—	37	14	157

(1)
Includes loans to customers and banks.
(2)
Includes £4 million (31 December 2022 – £3 million) related to assets classified as FVOCI and £0.1 billion (31 December 2022 – £0.1 billion) related to off-balance sheet exposures.
(3)
ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(4)
Includes a £5 million release (30 June 2022 – £2 million release) related to other financial assets, of which £1 million (30 June 2022 – nil) related to assets classified as FVOCI; and £3 million release (30 June 2022 – £3 million release) related to contingent liabilities.
(5)
The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £121.9 billion (31 December 2022 – £143.3 billion) and debt securities of £34.7 billion (31 December 2022 – £29.9 billion).

  -
Stage 1 and Stage 2 modelled ECL remained broadly unchanged with stable portfolio performance and latest MES scenario update modelled ECL reduction being offset by increased post model adjustments to reflect growing economic uncertainty due to high inflation and rapidly rising interest rates.
  -
Stage 2 loans decreased during H1 2023, primarily within Wholesale portfolios, in line with the modelled ECL reduction, linked to the update of MES forward-looking economics at H1 2023. The latest MES scenario update captures a lower unemployment peak and better GDP outlook, offset by higher inflation and interest rates.
  -
Stage 3 loans increased, primarily due to reduced write-off activity in H1 2023.
  -
As previously mentioned, in Personal, the flows into default remained relatively stable and broadly in-line with post-COVID-19 lending strategy expectations and for Wholesale portfolios, with the exception of BBLS, default levels were lower than historic trends. However, it is expected that defaults will increase as growing inflationary pressures on businesses, consumers and the broader economy continue to evolve, particularly given the rapid rise in interest rates.

Risk and capital management
Credit risk – Banking activities continued
Segment analysis – portfolio summary (reviewed)
The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	517	49	7	573	87	10	17	9	5	31
Total	517	49	7	573	87	10	17	9	5	31

31 December 2022
Personal	—	—	—	—	—	—	—	—	—	—
Wholesale	1,269	193	40	1,502	413	19	17	19	17	53
Total	1,269	193	40	1,502	413	19	17	19	17	53

Segment loans and impairment metrics (reviewed)
The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not							Not
		past	1-30	>30					past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	180,293	21,610	709	367	22,686	2,826	205,805	282	394	14	31	439	1,038	1,759
Private Banking	18,075	913	46	29	988	254	19,317	23	17	—	—	17	31	71
Personal	14,929	118	43	16	177	198	15,304	7	2	—	—	2	19	28
Wholesale	3,146	795	3	13	811	56	4,013	16	15	—	—	15	12	43
Commercial
& Institutional	112,341	17,808	957	911	19,676	2,246	134,263	333	456	33	18	507	765	1,605
Personal	2,374	16	16	10	42	46	2,462	3	—	—	1	1	13	17
Wholesale	109,967	17,792	941	901	19,634	2,200	131,801	330	456	33	17	506	752	1,588
Central items
& other	25,653	80	4	6	90	124	25,867	23	24	2	2	28	71	122
Personal	10	57	2	5	64	19	93	1	11	—	2	13	16	30
Wholesale	25,643	23	2	1	26	105	25,774	22	13	2	—	15	55	92
Total loans	336,362	40,411	1,716	1,313	43,440	5,450	385,252	661	891	49	51	991	1,905	3,557
Of which:
Personal	197,606	21,801	770	398	22,969	3,089	223,664	293	407	14	34	455	1,086	1,834
Wholesale	138,756	18,610	946	915	20,471	2,361	161,588	368	484	35	17	536	819	1,723

31 December 2022
Retail Banking	174,727	20,653	605	303	21,561	2,565	198,853	251	406	14	30	450	917	1,618
Private Banking	18,367	730	39	32	801	242	19,410	21	14	—	—	14	26	61
Personal	15,182	122	35	16	173	207	15,562	5	1	—	—	1	17	23
Wholesale	3,185	608	4	16	628	35	3,848	16	13	—	—	13	9	38
Commercial
& Institutional	108,791	22,520	956	750	24,226	2,166	135,183	342	491	26	17	534	747	1,623
Personal	2,475	17	17	7	41	46	2,562	3	1	—	—	1	12	16
Wholesale	106,316	22,503	939	743	24,185	2,120	132,621	339	490	26	17	533	735	1,607
Central items
& other	23,339	234	4	7	245	123	23,707	18	42	1	2	45	69	132
Personal	54	70	3	6	79	13	146	1	11	1	2	14	11	26
Wholesale	23,285	164	1	1	166	110	23,561	17	31	—	—	31	58	106
Total loans	325,224	44,137	1,604	1,092	46,833	5,096	377,153	632	953	41	49	1,043	1,759	3,434
Of which:
Personal	192,438	20,862	660	332	21,854	2,831	217,123	260	419	15	32	466	957	1,683
Wholesale	132,786	23,275	944	760	24,979	2,265	160,030	372	534	26	17	577	802	1,751

For the notes to this table refer to the following page.

Risk and capital management
Credit risk – Banking activities continued
Segment loans and impairment metrics (reviewed)
The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							Half year ended 30 June 2023
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2023%		%	%	%	%	%	%	£m	£m
Retail Banking	0.16	1.82	1.97	8.45	1.94	36.73	0.85	193	63
Private Banking	0.13	1.86	—	—	1.72	12.20	0.37	11	1
Personal	0.05	1.69	—	—	1.13	9.60	0.18	4	1
Wholesale	0.51	1.89	—	—	1.85	21.43	1.07	7	—
Commercial & Institutional	0.30	2.56	3.45	1.98	2.58	34.06	1.20	20	50
Personal	0.13	—	—	10.00	2.38	28.26	0.69	1	1
Wholesale	0.30	2.56	3.51	1.89	2.58	34.18	1.20	19	49
Central items & other	0.09	30.00	50.00	33.33	31.11	57.26	0.47	(1)	8
Personal	10.00	19.30	—	40.00	20.31	84.21	32.26	5	1
Wholesale	0.09	56.52	100.00	—	57.69	52.38	0.36	(6)	7
Total loans	0.20	2.20	2.86	3.88	2.28	34.95	0.92	223	122
Of which:
Personal	0.15	1.87	1.82	8.54	1.98	35.16	0.82	203	66
Wholesale	0.27	2.60	3.70	1.86	2.62	34.69	1.07	20	56

31 December 2022
Retail Banking	0.14	1.97	2.31	9.90	2.09	35.75	0.81	26	106
Private Banking	0.11	1.92	—	—	1.75	10.74	0.31	(11)	1
Personal	0.03	0.82	—	—	0.58	8.21	0.15	(2)	1
Wholesale	0.50	2.14	—	—	2.07	25.71	0.99	(9)	—
Commercial & Institutional	0.31	2.18	2.72	2.27	2.20	34.49	1.20	(59)	94
Personal	0.12	5.88	—	—	2.44	26.09	0.62	1	1
Wholesale	0.32	2.18	2.77	2.29	2.20	34.67	1.21	(60)	93
Central items & other	0.08	17.95	25.00	28.57	18.37	56.10	0.56	(10)	14
Personal	1.85	15.71	33.33	33.33	17.72	84.62	17.81	(7)	6
Wholesale	0.07	18.90	—	—	18.67	52.73	0.45	(3)	8
Total loans	0.19	2.16	2.56	4.49	2.23	34.52	0.91	(54)	215
Of which:
Personal	0.14	2.01	2.27	9.64	2.13	33.80	0.78	18	116
Wholesale	0.28	2.29	2.75	2.24	2.31	35.41	1.09	(72)	99

(1)
30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)
ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

-
Retail Banking – Balance sheet growth during H1 2023 mainly reflected continued mortgage growth. Unsecured balances growth, primarily in credit cards, was mainly a result of strong customer demand alongside disciplined credit risk appetite. Total ECL coverage increased. The increase in coverage was reflective of increased Stage 3 ECL on unsecured portfolios, mainly due to reduced write-off activity. Stable good book coverage reflected continued stable portfolio performance alongside the ECL release from the H1 2023 MES update. This was counterbalanced by an increased level of post model adjustments to capture increased affordability pressures on customers due to high inflation and rapidly rising interest rates. Stage 2 balances increased during H1 2023 as a result of the forecast rise in unemployment, therefore increasing IFRS 9 probability of defaults on a forward-looking basis during H1 2023. The expected peak in unemployment rate reduced as a result of the latest MES update at 30 June 2023, dampening the levels of PD SICR deterioration, but Stage 2 balance levels were maintained through three month PD persistence rules.
Commercial & Institutional – The balance sheet was broadly stable. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters and sub-sectors that are vulnerable to cost of living, supply chain or inflationary pressures, or deemed to represent a heightened risk. Total coverage remained broadly stable with reductions in ECL and exposure. Stage 1 and Stage 2 ECL decreased due to improvements in forward-looking economics and some positive portfolio performance more than offsetting increases in post model adjustments.
-
Central items & other – The balance sheet increase in H1 2023 was due to an increase in central items held in the course of treasury related management activities.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – portfolio summary (reviewed)
The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- UK	208,689	5,134	9,748	223,571	32,482	62,026	33,498	4,105	132,111	355,682
- RoI	—	16	77	93	32	1,009	48	—	1,089	1,182
- Other Europe	—	—	—	—	269	4,907	6,433	473	12,082	12,082
- RoW	—	—	—	—	142	6,033	9,220	911	16,306	16,306
Loans by stage	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- Stage 1	186,983	3,526	7,097	197,606	28,183	56,770	48,468	5,335	138,756	336,362
- Stage 2	19,653	1,501	1,815	22,969	3,990	15,660	695	126	20,471	43,440
- Stage 3	2,053	123	913	3,089	752	1,545	36	28	2,361	5,450
- Of which: individual	177	—	15	192	398	606	24	27	1,055	1,247
- Of which: collective	1,876	123	898	2,897	354	939	12	1	1,306	4,203
Loans - past due analysis (2)	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- Not past due	206,026	5,014	8,838	219,878	31,818	70,389	48,516	5,416	156,139	376,017
- Past due 1-30 days	1,091	31	91	1,213	404	2,370	620	71	3,465	4,678
- Past due 31-90 days	633	35	106	774	361	572	35	2	970	1,744
- Past due 90-180 days	376	27	96	499	56	47	3	—	106	605
- Past due >180 days	563	43	694	1,300	286	597	25	—	908	2,208
Loans - Stage 2	19,653	1,501	1,815	22,969	3,990	15,660	695	126	20,471	43,440
- Not past due	18,648	1,460	1,693	21,801	3,541	14,292	653	124	18,610	40,411
- Past due 1-30 days	694	19	57	770	112	827	7	—	946	1,716
- Past due 31-90 days	311	22	65	398	337	541	35	2	915	1,313
Weighted average life (4)
- ECL measurement (years)	9	3	6	6	5	6	2	2	5	6
Weighted average 12 months
PDs (4)
- IFRS 9 (%)	0.50	3.09	4.96	0.74	1.46	1.67	0.20	0.20	1.13	0.90
- Basel (%)	0.66	3.29	3.24	0.82	1.02	1.33	0.18	0.20	0.87	0.84
ECL provisions by geography	413	293	1,128	1,834	445	1,200	60	18	1,723	3,557
- UK	413	288	1,103	1,804	415	988	32	11	1,446	3,250
- RoI	—	5	25	30	14	57	1	—	72	102
- Other Europe	—	—	—	—	9	95	8	2	114	114
- RoW	—	—	—	—	7	60	19	5	91	91
ECL provisions by stage	413	293	1,128	1,834	445	1,200	60	18	1,723	3,557
- Stage 1	92	60	141	293	99	220	36	13	368	661
- Stage 2	65	148	242	455	115	410	10	1	536	991
- Stage 3	256	85	745	1,086	231	570	14	4	819	1,905
- Of which: individual	23	—	10	33	79	169	10	4	262	295
- Of which: collective	233	85	735	1,053	152	401	4	—	557	1,610
ECL provisions coverage (%)	0.20	5.69	11.48	0.82	1.35	1.62	0.12	0.33	1.07	0.92
- Stage 1 (%)	0.05	1.70	1.99	0.15	0.35	0.39	0.07	0.24	0.27	0.20
- Stage 2 (%)	0.33	9.86	13.33	1.98	2.88	2.62	1.44	0.79	2.62	2.28
- Stage 3 (%)	12.47	69.11	81.60	35.16	30.72	36.89	38.89	14.29	34.69	34.95
ECL (release)/charge	23	70	110	203	29	(2)	(6)	(1)	20	223
- UK	23	68	107	198	29	28	(11)	(1)	45	243
- RoI	—	2	3	5	5	(5)	—	—	—	5
- Other Europe	—	—	—	—	(5)	16	1	—	12	12
- RoW	—	—	—	—	—	(41)	4	—	(37)	(37)
Amounts written-off	8	34	24	66	20	36	—	—	56	122

For the notes to this table refer to page 37.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – portfolio summary (reviewed)
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	208,689	5,150	9,825	223,664	32,925	73,975	49,199	5,489	161,588	385,252
- <1 year	3,349	2,867	3,261	9,477	7,359	23,585	37,554	2,898	71,396	80,873
- 1-5 year	10,383	2,283	5,534	18,200	17,164	31,815	9,927	1,670	60,576	78,776
- 5 year	194,957	—	1,030	195,987	8,402	18,575	1,718	921	29,616	225,603
Other financial assets by
asset quality (3)	—	—	—	—	39	90	16,985	139,464	156,578	156,578
- AQ1-AQ4	—	—	—	—	—	12	16,452	139,464	155,928	155,928
- AQ5-AQ8	—	—	—	—	39	78	533	—	650	650
Off-balance sheet	15,474	16,572	8,688	40,734	16,048	58,800	19,898	724	95,470	136,204
- Loan commitments	15,474	16,572	8,643	40,689	15,604	56,181	18,610	570	90,965	131,654
- Financial guarantees	—	—	45	45	444	2,619	1,288	154	4,505	4,550
Off-balance sheet by
asset quality (3)	15,474	16,572	8,688	40,734	16,048	58,800	19,898	724	95,470	136,204
- AQ1-AQ4	14,791	536	7,403	22,730	12,486	36,034	18,318	644	67,482	90,212
- AQ5-AQ8	666	15,732	1,255	17,653	3,532	22,475	1,580	63	27,650	45,303
- AQ9	1	6	6	13	5	9	—	—	14	27
- AQ10	16	298	24	338	25	282	—	17	324	662

For the notes to this table refer to page 37.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – portfolio summary (reviewed)
	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- UK	202,957	4,420	9,602	216,979	31,452	62,318	32,480	4,285	130,535	347,514
- RoI	—	40	104	144	34	1,102	74	—	1,210	1,354
- Other Europe	—	—	—	—	623	4,670	6,967	475	12,735	12,735
- RoW	—	—	—	—	465	5,587	8,617	881	15,550	15,550
Loans by stage	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Stage 1	182,245	3,275	6,918	192,438	27,542	53,048	46,738	5,458	132,786	325,224
- Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Stage 3	1,925	109	797	2,831	716	1,476	47	26	2,265	5,096
- Of which: individual	172	—	13	185	314	564	33	25	936	1,121
- Of which: collective	1,753	109	784	2,646	402	912	14	1	1,329	3,975
Loans - past due analysis (2)	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- Not past due	200,634	4,335	8,825	213,794	31,366	70,034	47,824	5,633	154,857	368,651
- Past due 1-30 days	916	33	86	1,035	608	2,490	278	1	3,377	4,412
- Past due 31-90 days	510	29	104	643	302	551	5	7	865	1,508
- Past due 90-180 days	380	24	79	483	49	34	24	—	107	590
- Past due >180 days	517	39	612	1,168	249	568	7	—	824	1,992
Loans - Stage 2	18,787	1,076	1,991	21,854	4,316	19,153	1,353	157	24,979	46,833
- Not past due	17,951	1,039	1,872	20,862	3,866	17,915	1,344	150	23,275	44,137
- Past due 1-30 days	588	19	53	660	185	754	5	—	944	1,604
- Past due 31-90 days	248	18	66	332	265	484	4	7	760	1,092
Weighted average life (4)
- ECL measurement (years)	8	2	6	5	4	6	3	1	5	5
Weighted average 12 months PDs (4)
- IFRS 9 (%)	0.50	2.62	4.78	0.71	1.88	2.11	0.23	0.19	1.41	1.01
- Basel (%)	0.65	2.97	3.11	0.79	1.03	1.44	0.16	0.19	0.92	0.85
ECL provisions by geography	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- UK	376	254	1,027	1,657	404	985	42	14	1,445	3,102
- RoI	—	3	23	26	13	66	1	—	80	106
- Other Europe	—	—	—	—	16	72	7	1	96	96
- RoW	—	—	—	—	8	105	13	4	130	130
ECL provisions by stage	376	257	1,050	1,683	441	1,228	63	19	1,751	3,434
- Stage 1	81	62	117	260	107	218	32	15	372	632
- Stage 2	62	122	282	466	105	457	14	1	577	1,043
- Stage 3	233	73	651	957	229	553	17	3	802	1,759
- Of which: individual	18	—	10	28	80	163	13	3	259	287
- Of which: collective	215	73	641	929	149	390	4	—	543	1,472
ECL provisions coverage (%)	0.19	5.76	10.82	0.78	1.35	1.67	0.13	0.34	1.09	0.91
- Stage 1 (%)	0.04	1.89	1.69	0.14	0.39	0.41	0.07	0.27	0.28	0.19
- Stage 2 (%)	0.33	11.34	14.16	2.13	2.43	2.39	1.03	0.64	2.31	2.23
- Stage 3 (%)	12.10	66.97	81.68	33.80	31.98	37.47	36.17	11.54	35.41	34.52

Half year ended 30 June 2022
ECL (release)/charge	(80)	20	78	18	21	(61)	(31)	(1)	(72)	(54)
- UK	(75)	20	78	23	30	(66)	(34)	(1)	(71)	(48)
- RoI	(5)	—	—	(5)	2	(7)	(3)	—	(8)	(13)
- Other Europe	—	—	—	—	(12)	10	1	—	(1)	(1)
- RoW	—	—	—	—	1	2	5	—	8	8
Amounts written-off	27	33	54	114	17	84	—	—	101	215
For the notes to this table refer to the following page.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – portfolio summary (reviewed)

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	202,957	4,460	9,706	217,123	32,574	73,677	48,138	5,641	160,030	377,153
- <1 year	3,347	2,655	3,368	9,370	6,740	24,297	36,192	2,958	70,187	79,557
- 1-5 year	10,968	1,805	5,387	18,160	17,523	32,127	10,380	1,819	61,849	80,009
- 5 year	188,642	—	951	189,593	8,311	17,253	1,566	864	27,994	217,587
Other financial assets by
asset quality (3)	—	—	—	—	49	25	14,704	158,416	173,194	173,194
- AQ1-AQ4	—	—	—	—	—	11	14,156	158,416	172,583	172,583
- AQ5-AQ8	—	—	—	—	49	14	548	—	611	611
Off-balance sheet	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- Loan commitments	18,782	15,848	8,496	43,126	15,302	54,651	18,223	710	88,886	132,012
- Financial guarantees	—	—	51	51	491	3,140	1,332	—	4,963	5,014
Off-balance sheet by
asset quality (3)	18,782	15,848	8,547	43,177	15,793	57,791	19,555	710	93,849	137,026
- AQ1-AQ4	17,676	436	7,353	25,465	12,477	35,960	17,899	606	66,942	92,407
- AQ5-AQ8	1,089	15,048	1,170	17,307	3,282	21,496	1,655	84	26,517	43,824
- AQ9	2	74	4	80	5	24	—	—	29	109
- AQ10	15	290	20	325	29	311	1	20	361	686

(1)
Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK reflecting the country of lending origination, and includes crown dependencies.

(2)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(3)
AQ bandings are based on Basel PDs and the mapping is as follows:Internal asset quality bandProbability of default rangeIndicative S&P ratingAQ10% - 0.034%AAA to AAAQ20.034% - 0.048%AA to AA-AQ30.048% - 0.095%A+ to AAQ40.095% - 0.381%BBB+ to BBB-AQ50.381% - 1.076%BB+ to BBAQ61.076% - 2.153%BB- to B+AQ72.153% - 6.089%B+ to BAQ86.089% - 17.222%B- to CCC+AQ917.222% - 100%CCC to CAQ10100%D£0.3 billion (31 December 2022 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(4)	Not within the scope of EY's review report.

Risk and capital management
Credit risk – Banking activities continued
Sector analysis – portfolio summary (reviewed)
The table below shows ECL by stage, for the Personal portfolios and selected sectors of the Wholesale portfolios.
	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	197,606	22,969	3,089	223,664	40,689	45	293	455	1,086	1,834
Mortgages (1)	186,983	19,653	2,053	208,689	15,474	—	92	65	256	413
Credit cards	3,526	1,501	123	5,150	16,572	—	60	148	85	293
Other personal	7,097	1,815	913	9,825	8,643	45	141	242	745	1,128
Wholesale	138,756	20,471	2,361	161,588	90,965	4,505	368	536	819	1,723
Property	28,183	3,990	752	32,925	15,604	444	99	115	231	445
Financial institutions	48,468	695	36	49,199	18,610	1,288	36	10	14	60
Sovereigns	5,335	126	28	5,489	570	154.0	13	1	4	18
Corporate	56,770	15,660	1,545	73,975	56,181	2,619	220	410	570	1,200
Of which:
Agriculture	3,707	1,169	112	4,988	922	23	16	35	43	94
Airlines and aerospace	1,262	596	13	1,871	1,609	251	4	11	7	22
Automotive	6,642	837	30	7,509	4,120	86	21	18	12	51
Chemicals	390	55	1	446	806	12	2	1	1	4
Health	3,831	995	138	4,964	528	10	17	33	48	98
Industrials	2,407	811	79	3,297	3,080	182	9	20	21	50
Land transport and logistics	4,163	942	68	5,173	3,299	182	12	19	19	50
Leisure	3,973	3,145	240	7,358	2,021	171	30	109	91	230
Mining and metals	433	39	5	477	404	5	1	—	4	5
Oil and gas	915	94	29	1,038	1,912	258	3	2	28	33
Power utilities	4,597	355	46	4,998	8,979	528	11	14	7	32
Retail	5,505	1,797	232	7,533	4,515	358	22	39	87	148
Shipping	181	93	3	277	78	28	—	3	3	6
Water and waste	3,425	406	15	3,846	2,012	96	4	5	4	13
Total	336,362	43,440	5,450	385,252	131,654	4,550	661	991	1,905	3,557

31 December 2022
Personal	192,438	21,854	2,831	217,123	43,126	51	260	466	957	1,683
Mortgages (1)	182,245	18,787	1,925	202,957	18,782	—	81	62	233	376
Credit cards	3,275	1,076	109	4,460	15,848	—	62	122	73	257
Other personal	6,918	1,991	797	9,706	8,496	51	117	282	651	1,050
Wholesale	132,786	24,979	2,265	160,030	88,886	4,963	372	577	802	1,751
Property	27,542	4,316	716	32,574	15,302	491	107	105	229	441
Financial institutions	46,738	1,353	47	48,138	18,223	1,332	32	14	17	63
Sovereigns	5,458	157	26	5,641	710	—	15	1	3	19
Corporate	53,048	19,153	1,476	73,677	54,651	3,140	218	457	553	1,228
Of which:
Agriculture	3,646	1,034	93	4,773	968	24	21	31	43	95
Airlines and aerospace	483	1,232	19	1,734	1,715	174	2	40	8	50
Automotive	5,776	1,498	30	7,304	4,009	99	18	18	11	47
Chemicals	384	117	1	502	650	12	1	2	1	4
Health	3,974	1,008	141	5,123	475	8	19	30	48	97
Industrials	2,148	1,037	82	3,267	3,135	195	10	16	24	50
Land transport and logistics	3,788	1,288	66	5,142	3,367	190	13	33	17	63
Leisure	3,416	3,787	260	7,463	1,907	102	27	147	115	289
Mining and metals	173	230	5	408	545	5	—	1	5	6
Oil and gas	953	159	60	1,172	2,157	248	3	3	31	37
Power utilities	4,228	406	6	4,640	6,960	1,182	9	11	1	21
Retail	6,497	1,746	150	8,393	4,682	416	21	29	68	118
Shipping	161	151	14	326	110	22	—	7	6	13
Water and waste	3,026	335	7	3,368	2,143	101	4	4	4	12
Total	325,224	46,833	5,096	377,153	132,012	5,014	632	1,043	1,759	3,434

(1)
As at 30 June 2023, £143.5 billion, 69%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2022 – £138.8 billion, 68%). Of which, 43% were rated as EPC A to C (31 December 2022 – 42%).

Risk and capital management
Credit risk – Banking activities continued
Wholesale forbearance (reviewed)
The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.
		Financial		Other
	Property	institution	Sovereign	corporate	Total
30 June 2023	£m	£m	£m	£m	£m
Forbearance (flow)	843	82	24	1,614	2,563
Forbearance (stock)	1,077	122	24	3,704	4,927
Heightened Monitoring and Risk of Credit Loss	1,198	304	—	4,183	5,685

31 December 2022
Forbearance (flow)	746	105	—	2,575	3,426
Forbearance (stock)	933	107	—	4,709	5,749
Heightened Monitoring and Risk of Credit Loss	976	112	—	3,445	4,533

Loans by geography – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK. Exposure to the Republic of Ireland continued to reduce during H1 2023 as part of the phased withdrawal of Ulster Bank RoI.  Loans by stage – There was an increase in Stage 1 exposure due to mortgage growth in Personal. An improvement in forward-looking economics meant a smaller proportion of Wholesale accounts exhibited a SICR compared to 2022, resulting in a migration of exposures from Stage 2 into Stage 1 during H1 2023.
Loans – Past due analysis – In Personal, the value of arrears increased during H1 2023 as expected with portfolio growth and subsequent adjustments to lending criteria following the COVID-19 pandemic. In Wholesale, overall the past due profile remained broadly stable.
Weighted average 12 months PDs – Basel II PDs remained relatively unchanged during H1 2023, reflecting stable credit performance in the portfolios. IFRS 9 PDs also remained broadly stable overall, with some modest increases in Personal portfolios, most notably in credit cards which had a PD model update. In Wholesale, some reductions were observed in PDs in corporate and property portfolios, linked to the economic scenario update at 30 June 2023.
ECL provision by geography – In line with loans by geography, the vast majority of ECL related to exposures in the UK.
ECL provisions by stage – Stage 2 provisions reduced during H1 2023, reflecting continued strong credit performance of the portfolios and the effect of H1 2023 MES scenario updates. Book growth was the key driver behind an increase in Stage 1 provisions. As outlined above, Stage 3 provisions have yet to be materially affected by the customer affordability risks linked to the current economic uncertainty prevalent in the UK. However, there has been an increase in Stage 3 linked to a modest rise in default levels and reduced write-off activity.
ECL provisions coverage – Overall provisions coverage remained broadly consistent with 31 December 2022, mainly a result of continued stable portfolio performance and MES economics-driven modelled ECL releases contrasted with increased economic uncertainty, captured in ECL through post model adjustments.
The ECL charge and loss rate – The impairment charge for H1 2023 of £223 million primarily reflected the underlying Stage 3 charges as good book ECL levels remaining broadly stable since 31 December 2022. The annualised loss rate at 30 June 2023 was 12bps with the expectation that this will rise in H2 2023 due to increased customer defaults.

Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, financial institutions and sovereigns lending was concentrated in less than one year. For the rest of Wholesale, most of the lending was residual maturity of one to five years.

Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.

Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value decreased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, growth was primarily loan commitments to corporates in the AQ5-AQ8 bands.

Wholesale forbearance – Forbearance flow and stock decreased in H1 2023. The retail and leisure, property and services sectors continued to represent the largest share of forbearance. The high inflation environment, cost of living, and supply chain issues continue to weigh on these sectors. Payment holidays and covenant waivers were the most common forms of forbearance granted.

Heightened Monitoring and Risk of Credit Loss – Economic headwinds continued to drive an uncertain outlook. Heightened Monitoring and Risk of Credit Loss stock increased in H1 2023. The sector breakdown of exposures within the framework remained consistent with prior periods.

Risk and capital management
Credit risk – Banking activities continued
Personal portfolio (reviewed)
Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).
	30 June 2023					31 December 2022
				Central					Central
	Retail	Private	Commercial &	items		Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	192,924	13,542	2,281	—	208,747	186,891	13,709	2,357	—	202,957
Of which:
Owner occupied	174,247	11,948	1,504	—	187,699	168,790	12,096	1,541	—	182,427
Buy-to-let	18,677	1,594	777	—	21,048	18,101	1,613	816	—	20,530
Interest only - variable	3,534	3,508	239	—	7,281	3,515	3,286	258	—	7,059
Interest only - fixed	18,217	8,404	249	—	26,870	17,954	8,591	261	—	26,806
Mixed (1)	10,160	1	12	—	10,173	9,768	1	16	—	9,785
ECL provisions (2)	388	8	8	—	404	355	9	6	—	370
Other personal lending (3)	12,915	1,761	251	93	15,020	11,935	1,853	267	143	14,198
ECL provisions (2)	1,365	21	2	30	1,418	1,257	15	3	26	1,301
Total personal lending	205,839	15,303	2,532	93	223,767	198,826	15,562	2,624	143	217,155
Mortgage LTV ratios
Total portfolio	55%	59%	56%	—	55%	52%	59%	56%	—	53%
- Stage 1	55%	59%	55%	—	55%	52%	59%	56%	—	53%
- Stage 2	56%	61%	59%	—	56%	52%	61%	60%	—	52%
- Stage 3	48%	60%	72%	—	49%	45%	59%	74%	—	47%
Buy-to-let	53%	59%	53%	—	53%	50%	59%	53%	—	51%
- Stage 1	53%	59%	52%	—	53%	51%	59%	53%	—	52%
- Stage 2	52%	56%	50%	—	52%	49%	53%	48%	—	49%
- Stage 3	49%	55%	56%	—	51%	47%	55%	57%	—	50%
Gross new mortgage lending	17,348	812	89	—	18,249	41,227	2,968	327	—	44,522
Of which:
Owner occupied	16,171	738	66	—	16,975	36,305	2,701	221	—	39,227
Weighted average LTV (4)	69%	64%	68%	—	69%	69%	65%	65%	—	69%
Buy-to-let	1,177	74	23	—	1,274	4,922	267	106	—	5,295
Weighted average LTV (4)	58%	65%	55%	—	58%	64%	66%	60%	—	64%
Interest only - variable rate	130	335	7	—	472	24	329	11	—	364
Interest only - fixed rate	1,334	366	7	—	1,707	5,299	2,335	51	—	7,685
Mixed (1)	912	—	—	—	912	2,309	—	2	—	2,311
Mortgage forbearance
Forbearance flow (5)	111	11	6	—	128	182	7	4	—	193
Forbearance stock	1,032	17	13	—	1,062	1,015	16	8	—	1,039
Current	623	6	7	—	636	649	8	6	—	663
1-3 months in arrears	171	8	3	—	182	133	—	2	—	135
> 3 months in arrears	238	4	3	—	245	233	8	—	—	241

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

-
Overall, mortgage portfolio growth continued in H1 2023, although new business volumes fluctuated in line with uncertainty regarding interest rate environment and product availability across the market.

-
Portfolio LTV increased, partly due to the higher relative proportion of new business from recent years’ strong lending performance, but also, specifically in H1 2023, easing of house prices reflected in house price indices.

-
Credit quality of new business was maintained. Lending criteria and affordability calculations and assumptions for new lending were adjusted during H1 2023, considering inflationary pressure and interest rate rises, to maintain credit quality in line with appetite and ensure customers are assessed fairly.

-
The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality.

-
Other personal lending balances increased in H1 2023 mainly a result of credit card new business. Lending criteria were carefully managed and the credit quality (based on new business PD) of the new business written in H1 2023 improved.

-	Flows into forbearance increased gradually in H1 2023 as NatWest Group continues to support customers, with portfolio growth also being a driver of increased forbearance flows overall.
-	As noted previously, ECL increased. For further details on the movements in ECL provisions at product level, refer to the Flow statements section.

Risk and capital management
Credit risk – Banking activities continued
Personal portfolio (reviewed)
Mortgage LTV distribution by stage
The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio. Mortgage lending not within the scope of Governance and post-model adjustments reflected portfolios carried at fair value.
Retail banking
	Mortgages						ECL provisions				ECL provisions coverage (2)
				Not		Of
				within		which:
	Stage	Stage	Stage	IFRS 9		gross new	Stage	Stage	Stage	Total	Stage	Stage	Stage
	1	2	3	ECL scope	Total	lending	1	2	3	(1)	1	2	3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,183	7,523	1,019	53	74,778	2,809	26	18	122	166	0.0	0.2	12.0	0.2
>50% and ≤70%	66,810	7,816	704	7	75,337	4,854	35	28	81	144	0.1	0.4	11.5	0.2
>70% and ≤80%	22,503	2,181	105	—	24,789	4,018	12	8	15	35	0.1	0.4	14.3	0.1
>80% and ≤90%	11,464	1,448	31	1	12,944	3,199	9	7	6	22	0.1	0.5	19.4	0.2
>90% and ≤100%	4,434	513	12	—	4,959	2,461	5	3	3	11	0.1	0.6	25.0	0.2
>100%	45	7	13	—	65	7	2	—	6	8	4.4	—	46.2	12.3
Total with LTVs	171,439	19,488	1,884	61	192,872	17,348	89	64	233	386	0.1	0.3	12.4	0.2
Other	110	1	1	—	112	—	2	—	1	3	1.8	—	100.0	2.7
Total	171,549	19,489	1,885	61	192,984	17,348	91	64	234	389	0.1	0.3	12.4	0.2

31 December 2022
≤50%	71,321	8,257	1,036	61	80,675	7,467	26	20	121	167	—	0.2	11.7	0.2
>50% and ≤70%	68,178	7,792	616	7	76,593	14,088	32	30	71	133	—	0.4	11.5	0.2
>70% and ≤80%	17,602	1,602	62	1	19,267	11,154	7	6	11	24	—	0.4	17.7	0.1
>80% and ≤90%	7,918	944	17	1	8,880	7,127	6	5	5	16	0.1	0.5	29.4	0.2
>90% and ≤100%	1,409	18	6	—	1,433	1,389	3	—	2	5	0.2	—	33.3	0.3
>100%	35	7	10	—	52	2	2	—	4	6	5.7	—	40.0	11.5
Total with LTVs	166,463	18,620	1,747	70	186,900	41,227	76	61	214	351	—	0.3	12.3	0.2
Other	59	1	1	—	61	—	3	—	1	4	5.1	—	100.0	6.6
Total	166,522	18,621	1,748	70	186,961	41,227	79	61	215	355	—	0.3	12.3	0.2

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages
(3)	LTVs used in this table reflect the LTV at the reporting date, including changes in LTV after the date of new business due to repayments and indexation of property.

Overall LTV for the portfolio increased during H1 2023, reflecting the easing of UK house prices, which was reflected in the increased exposure in the higher LTV bands. ECL coverage levels were maintained across the LTV bands.

Risk and capital management
Credit risk – Banking activities continued
Commercial real estate (CRE)
 The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector).

	30 June 2023				31 December 2022
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,698	4	6	4,708	4,583	2	13	4,598
Office (3)	2,682	4	—	2,686	2,781	10	—	2,791
Retail (4)	3,582	1	—	3,583	3,754	—	—	3,754
Industrial (5)	3,137	—	128	3,265	2,939	—	184	3,123
Mixed/other (6)	919	7	44	970	876	7	46	929
	15,018	16	178	15,212	14,933	19	243	15,195
Development
Residential (2)	1,752	2	—	1,754	1,693	7	—	1,700
Office (3)	46	—	—	46	81	—	—	81
Retail (4)	58	—	—	58	56	—	—	56
Industrial (5)	56	—	—	56	90	—	—	90
Mixed/other (6)	12	1	—	13	14	1	—	15
	1,924	3	—	1,927	1,934	8	—	1,942
Total	16,942	19	178	17,139	16,867	27	243	17,137

(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

Risk and capital management
Credit risk – Banking activities continued
Commercial real estate (reviewed)
CRE LTV distribution by stage
The table below shows CRE current exposure and related ECL by LTV band.
	Gross loans					ECL provisions				ECL provisions coverage (2)
				Not within
				IFRS 9
	Stage	Stage	Stage	ECL		Stage	Stage	Stage		Stage	Stage	Stage
	1	2	3	scope (1)	Total	1	2	3	Total	1	2	3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,136	951	61	3	8,151	34	14	12	60	0.5	1.5	19.7	0.7
>50% and ≤70%	3,399	582	66	2	4,049	20	26	18	64	0.6	4.5	27.3	1.6
>70% and ≤100%	182	114	200	2	498	2	3	31	36	1.1	2.6	15.5	7.2
>100%	216	17	41	—	274	1	1	14	16	0.5	5.9	34.1	5.8
Total with LTVs	10,933	1,664	368	7	12,972	57	44	75	176	0.5	2.6	20.4	1.4
Total portfolio
average LTV%	47%	50%	80%	50%	48%
Other (3)	1,703	493	51	64	2,311	7	18	22	47	0.4	3.7	43.1	2.0
Development (4)	1,733	141	53	3	1,930	14	4	24	42	0.8	2.8	45.3	2.2
Total	14,369	2,298	472	74	17,213	78	66	121	265	0.5	2.9	25.6	1.5

31 December 2022
≤50%	7,010	658	57	67	7,792	36	12	16	64	0.5	1.8	28.1	0.8
>50% and ≤70%	3,515	798	43	19	4,375	23	18	12	53	0.7	2.3	27.9	1.2
>70% and ≤100%	259	82	156	7	504	1	3	42	46	0.4	3.7	26.9	9.1
>100%	102	10	23	1	136	1	1	14	16	1.0	10.0	60.9	11.8
Total with LTVs	10,886	1,548	279	94	12,807	61	34	84	179	0.6	2.2	30.1	1.4
Total portfolio
average LTV%	45%	52%	75%	44%	47%
Other (3)	1,800	627	55	86	2,568	9	15	27	51	0.5	2.4	49.1	2.0
Development (4)	1,553	332	57	7	1,949	13	8	28	49	0.8	2.4	49.1	2.5
Total	14,239	2,507	391	187	17,324	83	57	139	279	0.6	2.3	35.6	1.6

(1)	Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2)	ECL provisions coverage is ECL provisions divided by gross loans.
(3)	Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

-
Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy is aligned across NatWest Group.
-
2023 trends – H1 commenced with a fairly positive outlook as commercial property markets had observed a relatively quick repricing in late 2022 with investors keen to commence purchase and sale activity. However, as the economic outlook deteriorated over Q1 with higher interest rates, investor sentiment weakened. This resulted in very limited market activity, with residential build-to-rent being the exception.
-
Credit quality – The CRE portfolio has been resilient to date despite the fall in capital values and increase in rates, with no significant increase to movements onto the Risk of Credit Loss framework.
-
Risk appetite – Lending appetite is subject to regular review and is adjusted to prevailing and projected market conditions.  Following recent market re-pricing, appetite increased for certain specific sub-sectors. As a cashflow lender in the current interest rate environment, leverage is typically capped by interest cover considerations.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)
The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

  -
Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
  -
Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
  -
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
  -
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
  -
Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
  -
There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events.
  -
The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.

All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
Currency translation and other adjustments	(3,085)	4	(259)	(4)	52	67	(3,292)	67
Transfers from Stage 1 to Stage 2	(25,420)	(161)	25,420	161	—	—	—	—
Transfers from Stage 2 to Stage 1	23,485	380	(23,485)	(380)	—	—	—	—
Transfers to Stage 3	(156)	(3)	(1,723)	(146)	1,879	149	—	—
Transfers from Stage 3	185	18	320	27	(505)	(45)	—	—
Net re-measurement of ECL on stage transfer		(277)		406		129		258
Changes in risk parameters (model inputs)		(33)		(14)		123		76
Other changes in net exposure	(21,643)	101	(4,134)	(96)	(1,003)	(94)	(26,780)	(89)
Other (P&L only items)		—		—		(22)		(22)
Income statement (releases)/charges		(209)		296		136		223
Transfers to disposal groups	11	—	(4)	(4)	11	4	18	—
Amounts written-off	—	—	(2)	(2)	(120)	(120)	(122)	(122)
Unwinding of discount		—		—		(67)		(67)
At 30 June 2023	480,916	661	44,615	991	5,545	1,905	531,076	3,557
Net carrying amount	480,255		43,624		3,640		527,519
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
2022 movements	(2,063)	106	(6,017)	(356)	769	(41)	(7,311)	(291)
At 30 June 2022	544,115	408	29,540	1,122	6,007	1,985	579,662	3,515
Net carrying amount	543,707	—	28,418	—	4,022	—	576,147	—

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
Currency translation and other adjustments	—	—	—	—	34	34	34	34
Transfers from Stage 1 to Stage 2	(9,502)	(7)	9,502	7	—	—	—	—
Transfers from Stage 2 to Stage 1	7,105	15	(7,105)	(15)	—	—	—	—
Transfers to Stage 3	(20)	—	(467)	(3)	487	3	—	—
Transfers from Stage 3	22	1	149	3	(171)	(4)	—	—
Net re-measurement of ECL on stage transfer		(10)		14		3		7
Changes in risk parameters (model inputs)		18		(1)		36		53
Other changes in net exposure	6,922	(5)	(1,245)	(2)	(258)	(24)	5,419	(31)
Other (P&L only items)		—		(1)		(7)		(8)
Income statement (releases)/charges		3		10		8		21
Amounts written-off	—	—	—	—	(7)	(7)	(7)	(7)
Unwinding of discount		—		—		(22)		(22)
At 30 June 2023	169,791	91	19,665	64	1,847	234	191,303	389
Net carrying amount	169,700		19,601		1,613		190,914
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
2022 movements	6,169	33	(1,763)	(79)	501	(38)	4,907	(84)
At 30 June 2022	166,135	57	8,985	76	1,768	212	176,888	345
Net carrying amount	166,078	—	8,909	—	1,556	—	176,543	—

  -
ECL levels for mortgages increased during H1 2023, reflecting continued strong growth. While portfolio performance remained stable, increased economic uncertainty is captured through ECL post model adjustments (reflected in changes in risk parameters).
  -
There were net flows into Stage 2 from Stage 1 as PDs increased due to moving closer to the forecasted unemployment peak, noting the latest MES update reduction in unemployment peak will not result in exits from Stage 2 until Q3 2023 (due to the three month PD persistence rule in stage allocation).
  -
The increase in the cost of living post model adjustment at 30 June 2023 proportionately allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat. Refer to the Governance and post model adjustments section for more information.
  -
The Stage 3 inflows remained broadly stable but there was a modest increase in Stage 3 ECL overall, partly linked to recent house price index deterioration. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.
  -
Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given repossession activity remains subdued relative to pre-COVID-19 levels, write-offs remained at a lower level.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
Currency translation and other adjustments	—	—	—	—	2	3	2	3
Transfers from Stage 1 to Stage 2	(862)	(21)	862	21	—	—	—	—
Transfers from Stage 2 to Stage 1	330	24	(330)	(24)	—	—	—	—
Transfers to Stage 3	(11)	—	(54)	(23)	65	23	—	—
Transfers from Stage 3	1	1	3	1	(4)	(2)	—	—
Net re-measurement of ECL on stage transfer		(15)		77		17		79
Changes in risk parameters (model inputs)		6		(2)		8		12
Other changes in net exposure	660	3	(59)	(25)	(17)	(1)	584	(23)
Other (P&L only items)		—		1		(1)		—
Income statement (releases)/charges		(6)		51		23		68
Amounts written-off	—	—	—	—	(33)	(33)	(33)	(33)
Unwinding of discount		—		—		(3)		(3)
At 30 June 2023	3,180	59	1,520	145	126	83	4,826	287
Net carrying amount	3,121		1,375		43		4,539
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
2022 movements	64	6	77	(28)	17	8	158	(14)
At 30 June 2022	2,804	64	1,024	113	108	68	3,936	245
Net carrying amount	2,740	—	911	—	40	—	3,691	—

   -    The overall increase in ECL was mainly due to the increase in Stage 2 ECL.
   -    While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 is observed as PDs increase as the forecasted unemployment peak moves closer and PD modelling updates capture more economic downside.

-Credit card balances have continued to grow since the 2022 year end, in line with industry trends in the UK, reflecting strong customer demand, while sustaining robust risk appetite.
-Reflecting the strong credit performance observed during H1 2023, Stage 3 inflows remained stable and therefore Stage 3 ECL movement was modest in H1 2023.
-Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
Currency translation and other adjustments	—	(1)	—	—	12	12	12	11
Transfers from Stage 1 to Stage 2	(1,450)	(59)	1,450	59	—	—	—	—
Transfers from Stage 2 to Stage 1	1,178	165	(1,178)	(165)	—	—	—	—
Transfers to Stage 3	(25)	(1)	(162)	(64)	187	65	—	—
Transfers from Stage 3	3	2	11	4	(14)	(6)	—	—
Net re-measurement of ECL on stage transfer		(118)		165		26		73
Changes in risk parameters (model inputs)		(22)		(10)		49		17
Other changes in net exposure	586	55	(268)	(28)	(51)	(18)	267	9
Other (P&L only items)		—		—		5		5
Income statement (releases)/charges		(85)		127		62		104
Amounts written-off	—	—	—	—	(23)	(23)	(23)	(23)
Unwinding of discount		—		—		(15)		(15)
At 30 June 2023	5,076	132	1,881	230	890	721	7,847	1,083
Net carrying amount	4,944		1,651		169		6,764
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
2022 movements	272	11	(194)	(64)	104	75	182	22
At 30 June 2022	4,820	63	1,773	230	733	615	7,326	908
Net carrying amount	4,757	—	1,543	—	118	—	6,418	—

 -Total ECL increased mainly in Stage 3. While default levels were stable, they were higher than in 2022 in absolute terms. This increase was in line with post-COVID-19 portfolio growth alongside robust risk appetite and, given   write-off levels are lower during 2023 so far, ECL levels have also risen.

-While portfolio performance remains stable, a net flow into Stage 2 from Stage 1 is observed as PDs increase as the forecasted unemployment peak moves closer. The lower forecast unemployment peak in the latest MES economics dampened the net effect of stage migrations on ECL, primarily through reducing PDs on existing Stage 2 cases.

-Unsecured retail balances have grown since the 2022 year end, in line with industry trends in the UK, as unsecured borrowing demand continues.
-Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
Currency translation and other adjustments	(2,069)	2	(249)	(2)	9	18	(2,309)	18
Inter-group transfers	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(12,526)	(69)	12,526	69	—	—	—	—
Transfers from Stage 2 to Stage 1	13,546	167	(13,546)	(167)	—	—	—	—
Transfers to Stage 3	(45)	(1)	(900)	(40)	945	41	—	—
Transfers from Stage 3	111	16	147	16	(258)	(32)	—	—
Net re-measurement of ECL on stage transfer		(128)		136		76		84
Changes in risk parameters (model inputs)		(41)		(11)		31		(21)
Other changes in net exposure	2,802	45	(2,345)	(27)	(572)	(43)	(115)	(25)
Other (P&L only items)		—		—		(18)		(18)
Income statement releases		(124)		98		46		20
Amounts written-off	—	—	(1)	(1)	(49)	(49)	(50)	(50)
Unwinding of discount		—		—		(24)		(24)
At 30 June 2023	162,171	333	20,343	507	2,273	765	184,787	1,605
Net carrying amount	161,838		19,836		1,508		183,182
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
2022 movements	10,103	56	(2,962)	(154)	199	(44)	7,340	(142)
At 30 June 2022	162,327	185	16,769	631	2,354	706	181,450	1,522
Net carrying amount	162,142	—	16,138	—	1,648	—	179,928	—

 -There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
-Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs and led to significant transfers of exposure and ECL from Stage 2 into Stage 1. The ECL reduction was partially offset by charges, the majority of which were from increases in post model adjustments, with the PD downgrade adjustment resulting in transfers from Stage 1 into Stage 2 and increased ECL on stage transfer, from moving from a 12 month ECL to a lifetime ECL.
-Stage 3 inflows remained stable. There was a modest increase in Stage 3 ECL overall with increases from transfers and charges largely offset by write-offs.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	49,288	210	18,779	423	1,397	497	69,464	1,130
Currency translation and other adjustments	(455)	3	(198)	(3)	11	10	(642)	10
Inter-group transfers	3	—	(17)	—	(7)	(1)	(21)	(1)
Transfers from Stage 1 to Stage 2	(9,015)	(52)	9,015	52	—	—	—	—
Transfers from Stage 2 to Stage 1	9,322	127	(9,322)	(127)	—	—	—	—
Transfers to Stage 3	(35)	(1)	(642)	(31)	677	32	—	—
Transfers from Stage 3	74	12	112	12	(186)	(24)	—	—
Net re-measurement of ECL on stage transfer		(99)		98		58		57
Changes in risk parameters (model inputs)		(21)		(20)		22		(19)
Other changes in net exposure	5,386	32	(2,179)	(18)	(433)	(35)	2,774	(21)
Other (P&L only items)		—		(1)		(18)		(19)
Income statement (releases)/charges		(88)		59		27		(2)
Amounts written-off	—	—	(1)	(1)	(26)	(26)	(27)	(27)
Unwinding of discount		—		—		(18)		(18)
At 30 June 2023	54,568	211	15,547	385	1,433	515	71,548	1,111
Net carrying amount	54,357		15,162		918		70,437

- There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
 -Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs, with the net effect of stage transfers leading to a reduction in ECL. The ECL reduction was partially offset by charges, the majority of which, were from increases in post model adjustments.
- Stage 3 inflows remained stable with the small increase in exposure largely attributable to government scheme lending. There was a modest increase in Stage 3 ECL overall with increases from transfers and charges partially offset by write-offs.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	26,134	100	4,301	96	642	220	31,077	416
Currency translation and other adjustments	(8)	—	(10)	—	—	7	(18)	7
Inter-group transfers	2	—	12	—	7	1	21	1
Transfers from Stage 1 to Stage 2	(2,567)	(15)	2,567	15	—	—	—	—
Transfers from Stage 2 to Stage 1	2,290	30	(2,290)	(30)	—	—	—	—
Transfers to Stage 3	(9)	(1)	(248)	(9)	257	10	—	—
Transfers from Stage 3	27	3	32	4	(59)	(7)	—	—
Net re-measurement of ECL on stage transfer		(21)		33		17		29
Changes in risk parameters (model inputs)		(16)		9		3		(4)
Other changes in net exposure	440	11	(454)	(7)	(97)	(7)	(111)	(3)
Other (P&L only items)		—		—		1		1
Income statement (releases)/charges		(26)		35		14		23
Amounts written-off	—	—	—	—	(19)	(19)	(19)	(19)
Unwinding of discount		—		—		(5)		(5)
At 30 June 2023	26,309	91	3,910	111	731	220	30,950	422
Net carrying amount	26,218		3,799		511		30,528

-There was a modest increase in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics offset by increases in post model adjustments to capture increased economic uncertainty.
 -Stage 2 exposure reduced reflecting improving economic variables and risk metrics which lowered PDs, with the net effect of stage transfers leading to a reduction in ECL.
 -Stage 2 ECL increased due to economic uncertainty post model adjustments which more than offset reductions from stage transfers.
 -Stage 3 inflows increased due to an uptick in defaults but this did not lead to a change in ECL with increases from transfers and charges offset by write-offs.

Risk and capital management
Credit risk – Banking activities continued
Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	84,930	32	1,631	15	159	30	86,720	77
Currency translation and other adjustments	(1,606)	—	(40)	—	(2)	2	(1,648)	2
Inter-group transfers	(5)	—	5	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(944)	(2)	944	2	—	—	—	—
Transfers from Stage 2 to Stage 1	1,934	10	(1,934)	(10)	—	—	—	—
Transfers to Stage 3	—	—	(11)	—	11	—	—	—
Transfers from Stage 3	10	1	3	—	(13)	(1)	—	—
Net re-measurement of ECL on stage transfer		(9)		5		1		(3)
Changes in risk parameters (model inputs)		(3)		—		5		2
Other changes in net exposure	(3,025)	2	288	(1)	(41)	(1)	(2,778)	—
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(10)		4		5		(1)
Amounts written-off	—	—	—	—	(5)	(5)	(5)	(5)
Unwinding of discount		—		—		(1)		(1)
At 30 June 2023	81,294	31	886	11	109	30	82,289	72
Net carrying amount	81,263		875		79		82,217

-There was a modest decrease in ECL levels during H1 2023, with reductions in modelled ECL from improving economic variables and risk metrics partially offset by increases in post model adjustments to capture increased economic uncertainty.

-Stage 2 exposure and ECL reduced, reflecting improving economic variables and risk metrics which lowered PDs and led to significant transfers of exposure and ECL from Stage 2 into Stage 1.

Risk and capital management
Credit risk – Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger
The tables that follow show decomposition for the Personal and Wholesale portfolios.
	UK mortgages		Credit cards		Other		Total
30 June 2023	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	9,799	49.9	1,163	77.4	937	51.6	11,899	51.8
PD persistence	8,349	42.5	265	17.7	417	23.0	9,031	39.3
Adverse credit bureau recorded with
credit reference agency	935	4.8	49	3.3	89	4.9	1,073	4.7
Forbearance support provided	98	0.5	1	0.1	12	0.7	111	0.5
Customers in collections	185	0.9	2	0.1	6	0.3	193	0.8
Collective SICR and other reasons (2)	183	0.9	21	1.4	337	18.6	541	2.4
Days past due >30	104	0.5	—	—	17	0.9	121	0.5
	19,653	100	1,501	100	1,815	100	22,969	100

31 December 2022
Personal trigger (1)
PD movement	16,477	87.7	814	75.7	1,129	56.7	18,420	84.3
PD persistence	866	4.6	200	18.6	186	9.3	1,252	5.7
Adverse credit bureau recorded with
credit reference agency	929	4.9	52	4.8	96	4.8	1,077	4.9
Forbearance support provided	101	0.5	1	0.1	17	0.9	119	0.5
Customers in collections	153	0.8	2	0.2	4	0.2	159	0.7
Collective SICR and other reasons (2)	195	1.0	7	0.7	546	27.4	748	3.4
Days past due >30	66	0.4	—	—	13	0.7	79	0.4
	18,787	100	1,076	100	1,991	100	21,854	100

For the notes to the table refer to the following page.

-The levels of PD driven deterioration decreased in H1 2023, mainly in the mortgage portfolio. The economic scenario update at H1 2023 resulted in a reduction in lifetime PDs for the mortgage and personal loan portfolios, which has driven a segment of lower risk cases out of PD SICR deterioration (and now captured in three month PD persistence).
-The PD modelling update on the credit card portfolio resulted in more downside risk captured through modelled ECL and lead to more PD SICR deterioration being captured at 30 June 2023.

Risk and capital management
Credit risk – Banking activities continued
Stage 2 decomposition by a significant increase in credit risk trigger
	Property		Corporate		Financial institutions		Sovereign		Total
30 June 2023	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	2,633	65.9	11,733	74.9	406	58.4	1	0.8	14,773	72.3
PD persistence	119	3.0	329	2.1	5	0.7	—	—	453	2.2
Risk of credit loss	722	18.1	2,016	12.9	146	21.0	104	82.5	2,988	14.6
Forbearance support provided	40	1.0	418	2.7	—	—	—	—	458	2.2
Customers in collections	8	0.2	35	0.2	—	—	—	—	43	0.2
Collective SICR and other
reasons (2)	198	5.0	751	4.8	84	12.1	19	15.1	1,052	5.1
Days past due >30	270	6.8	378	2.4	54	7.8	2	1.6	704	3.4
	3,990	100	15,660	100	695	100	126	100	20,471	100

31 December 2022
Wholesale trigger (1)
PD movement	2,807	65.0	15,645	81.7	1,231	91.0	79	50.3	19,762	79.2
PD persistence	88	2.0	263	1.4	5	0.4	—	—	356	1.4
Risk of credit loss	618	14.4	1,587	8.3	32	2.4	55	35.0	2,292	9.2
Forbearance support provided	44	1.0	473	2.5	19	1.4	—	—	536	2.1
Customers in collections	13	0.3	44	0.2	—	—	—	—	57	0.2
Collective SICR and other
reasons (2)	575	13.3	946	4.9	64	4.7	16	10.2	1,601	6.4
Days past due >30	171	4.0	195	1.0	2	0.1	7	4.5	375	1.5
	4,316	100	19,153	100	1,353	100	157	100	24,979	100

(1)
The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)
Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

-PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was a reduction in cases triggering PD deterioration reflecting the economic scenario update at H1 2023 and positive portfolio performance which lowered PDs. Customers that triggered SICR due to post model adjustments for sector-level downgrades were also captured in the PD movement category.

- Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework increased over the period reflecting economic headwinds and the lower capture in PD deterioration category.

-There was an increase in customers meeting the >30 days past due trigger where since the regulatory definition of default changes all customer borrowing was categorised as past due.

Risk and capital management
Credit risk – Banking activities continued
Asset quality (reviewed)
The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	116,722	8,845	—	125,567	54	24	—	78	0.05	0.27	—	0.06
AQ5-AQ8	70,112	10,114	—	80,226	38	37	—	75	0.05	0.37	—	0.09
AQ9	149	694	—	843	—	4	—	4	—	0.58	—	0.47
AQ10	—	—	2,053	2,053	—	—	256	256	—	—	12.47	12.47
	186,983	19,653	2,053	208,689	92	65	256	413	0.05	0.33	12.47	0.20
Credit cards
AQ1-AQ4	143	—	—	143	1	—	—	1	0.70	—	—	0.70
AQ5-AQ8	3,375	1,454	—	4,829	58	137	—	195	1.72	9.42	—	4.04
AQ9	8	47	—	55	1	11	—	12	12.50	23.40	—	21.82
AQ10	—	—	123	123	—	—	85	85	—	—	69.11	69.11
	3,526	1,501	123	5,150	60	148	85	293	1.70	9.86	69.11	5.69
Other personal
AQ1-AQ4	966	118	—	1,084	12	17	—	29	1.24	14.41	—	2.68
AQ5-AQ8	6,090	1,564	—	7,654	125	185	—	310	2.05	11.83	—	4.05
AQ9	41	133	—	174	4	40	—	44	9.76	30.08	—	25.29
AQ10	—	—	913	913	—	—	745	745	—	—	81.60	81.60
	7,097	1,815	913	9,825	141	242	745	1,128	1.99	13.33	81.60	11.48
Total
AQ1-AQ4	117,831	8,963	—	126,794	67	41	—	108	0.06	0.46	—	0.09
AQ5-AQ8	79,577	13,132	—	92,709	221	359	—	580	0.28	2.73	—	0.63
AQ9	198	874	—	1,072	5	55	—	60	2.53	6.29	—	5.60
AQ10	—	—	3,089	3,089	—	—	1,086	1,086	—	—	35.16	35.16
	197,606	22,969	3,089	223,664	293	455	1,086	1,834	0.15	1.98	35.16	0.82

Risk and capital management
Credit risk – Banking activities continued
Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	116,559	9,208	—	125,767	45	24	—	69	0.04	0.26	—	0.05
AQ5-AQ8	65,510	8,962	—	74,472	36	34	—	70	0.05	0.38	—	0.09
AQ9	176	617	—	793	—	4	—	4	—	0.65	—	0.50
AQ10	—	—	1,925	1,925	—	—	233	233	—	—	12.10	12.10
	182,245	18,787	1,925	202,957	81	62	233	376	0.04	0.33	12.10	0.19
Credit cards
AQ1-AQ4	98	—	—	98	—	—	—	—	—	—	—	—
AQ5-AQ8	3,172	1,036	—	4,208	61	112	—	173	1.92	10.81	—	4.11
AQ9	5	40	—	45	1	10	—	11	20.00	25.00	—	24.44
AQ10	—	—	109	109	—	—	73	73	—	—	66.97	66.97
	3,275	1,076	109	4,460	62	122	73	257	1.89	11.34	66.97	5.76
Other personal
AQ1-AQ4	1,047	128	—	1,175	11	17	—	28	1.05	13.28	—	2.38
AQ5-AQ8	5,843	1,732	—	7,575	104	224	—	328	1.78	12.93	—	4.33
AQ9	28	131	—	159	2	41	—	43	7.14	31.30	—	27.04
AQ10	—	—	797	797	—	—	651	651	—	—	81.68	81.68
	6,918	1,991	797	9,706	117	282	651	1,050	1.69	14.16	81.68	10.82
Total
AQ1-AQ4	117,704	9,336	—	127,040	56	41	—	97	0.05	0.44	—	0.08
AQ5-AQ8	74,525	11,730	—	86,255	201	370	—	571	0.27	3.15	—	0.66
AQ9	209	788	—	997	3	55	—	58	1.44	6.98	—	5.82
AQ10	—	—	2,831	2,831	—	—	957	957	—	—	33.80	33.80
	192,438	21,854	2,831	217,123	260	466	957	1,683	0.14	2.13	33.80	0.78

-
In the Personal portfolio, the majority of exposures were in AQ4 and AQ5 within mortgages. The higher proportion of UK mortgage loans in bands AQ5-AQ8 was reflected in the overall average Basel PD for mortgages marginally increasing from 0.65% to 0.66%. AQ band distributions for unsecured lending remained stable.

-	In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years after default.

Risk and capital management
Credit risk – Banking activities continued
Asset quality (reviewed)
The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,402	655	—	15,057	13	6	—	19	0.09	0.92	—	0.13
AQ5-AQ8	13,770	3,223	—	16,993	86	100	—	186	0.62	3.10	—	1.09
AQ9	11	112	—	123	—	9	—	9	—	8.04	—	7.32
AQ10	—	—	752	752	—	—	231	231	—	—	30.72	30.72
	28,183	3,990	752	32,925	99	115	231	445	0.35	2.88	30.72	1.35
Corporate
AQ1-AQ4	20,919	2,963	—	23,882	26	24	—	50	0.12	0.81	—	0.21
AQ5-AQ8	35,818	12,450	—	48,268	194	368	—	562	0.54	2.96	—	1.16
AQ9	33	247	—	280	—	18	—	18	—	7.29	—	6.43
AQ10	—	—	1,545	1,545	—	—	570	570	—	—	36.89	36.89
	56,770	15,660	1,545	73,975	220	410	570	1,200	0.39	2.62	36.89	1.62
Financial institutions
AQ1-AQ4	45,714	332	—	46,046	23	1	—	24	0.05	0.30	—	0.05
AQ5-AQ8	2,746	353	—	3,099	13	9	—	22	0.47	2.55	—	0.71
AQ9	8	10	—	18	—	—	—	—	—	—	—	—
AQ10	—	—	36	36	—	—	14	14	—	—	38.89	38.89
	48,468	695	36	49,199	36	10	14	60	0.07	1.44	38.89	0.12
Sovereign
AQ1-AQ4	5,115	123	—	5,238	13	1	—	14	0.25	0.81	—	0.27
AQ5-AQ8	220	3	—	223	—	—	—	—	—	—	—	—
AQ 9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	28	28	—	—	4	4	—	—	14.29	14.29
	5,335	126	28	5,489	13	1	4	18	0.24	0.79	14.29	0.33
Total
AQ1-AQ4	86,150	4,073	—	90,223	75	32	—	107	0.09	0.79	—	0.12
AQ5-AQ8	52,554	16,029	—	68,583	293	477	—	770	0.56	2.98	—	1.12
AQ9	52	369	—	421	—	27	—	27	—	7.32	—	6.41
AQ10	—	—	2,361	2,361	—	—	819	819	—	—	34.69	34.69
	138,756	20,471	2,361	161,588	368	536	819	1,723	0.27	2.62	34.69	1.07

Risk and capital management
Credit risk – Banking activities continued
Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,818	600	—	15,418	17	4	—	21	0.11	0.67	—	0.14
AQ5-AQ8	12,712	3,618	—	16,330	90	95	—	185	0.71	2.63	—	1.13
AQ9	12	98	—	110	—	6	—	6	—	6.12	—	5.45
AQ10	—	—	716	716	—	—	229	229	—	—	31.98	31.98
	27,542	4,316	716	32,574	107	105	229	441	0.39	2.43	31.98	1.35
Corporate
AQ1-AQ4	17,447	5,184	—	22,631	23	37	—	60	0.13	0.71	—	0.27
AQ5-AQ8	35,567	13,643	—	49,210	195	398	—	593	0.55	2.92	—	1.21
AQ9	34	326	—	360	—	22	—	22	—	6.75	—	6.11
AQ10	—	—	1,476	1,476	—	—	553	553	—	—	37.47	37.47
	53,048	19,153	1,476	73,677	218	457	553	1,228	0.41	2.39	37.47	1.67
Financial institutions
AQ1-AQ4	44,257	914	—	45,171	18	5	—	23	0.04	0.55	—	0.05
AQ5-AQ8	2,479	429	—	2,908	14	9	—	23	0.56	2.10	—	0.79
AQ9	2	10	—	12	—	—	—	—	—	—	—	—
AQ10	—	—	47	47	—	—	17	17	—	—	36.17	36.17
	46,738	1,353	47	48,138	32	14	17	63	0.07	1.03	36.17	0.13
Sovereign
AQ1-AQ4	5,319	75	—	5,394	15	1	—	16	0.28	1.33	—	0.30
AQ5-AQ8	139	82	—	221	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	26	26	—	—	3	3	—	—	11.54	11.54
	5,458	157	26	5,641	15	1	3	19	0.27	0.64	11.54	0.34
Total
AQ1-AQ4	81,841	6,773	—	88,614	73	47	—	120	0.09	0.69	—	0.14
AQ5-AQ8	50,897	17,772	—	68,669	299	502	—	801	0.59	2.82	—	1.17
AQ9	48	434	—	482	—	28	—	28	—	6.45	—	5.81
AQ10	—	—	2,265	2,265	—	—	802	802	—	—	35.41	35.41
	132,786	24,979	2,265	160,030	372	577	802	1,751	0.28	2.31	35.41	1.09

- Across the Wholesale portfolio, asset quality remained stable. The majority of the portfolio is within the AQ1-AQ4, and AQ5-AQ8 bands. Distribution differs across segments reflective of the underlying quality of counterparties, with financial institutions and sovereigns mostly in the AQ1-AQ4 bands, and property and corporates mostly in the AQ5-AQ8 bands.

- Customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.

- ECL provisions coverage showed the expected trend, with increased coverage in the weaker asset quality bands within Stage 2 compared to Stage 1, and again within Stage 3 compared to Stage 2.

Risk and capital management
Credit risk – Trading activities
This section details the credit risk profile of NatWest Group’s trading activities.
Securities financing transactions and collateral (reviewed)
The table below shows securities financing transactions in Commercial & Institutional and Central items & Other. Balance sheet captions include balances held at all classifications under IFRS.
	Reverse repos			Repos
		Of which:	Outside		Of which:	Outside
		can be	netting		can be	netting
	Total	offset	arrangements	Total	offset	arrangements
30 June 2023	£m	£m	£m	£m	£m	£m
Gross	76,144	75,855	289	72,458	71,945	513
IFRS offset	(33,097)	(33,097)	—	(33,097)	(33,097)	—
Carrying value	43,047	42,758	289	39,361	38,848	513

Master netting arrangements	(2,045)	(2,045)	—	(2,045)	(2,045)	—
Securities collateral	(39,091)	(39,091)	—	(36,803)	(36,803)	—
Potential for offset not recognised under IFRS	(41,136)	(41,136)	—	(38,848)	(38,848)	—
Net	1,911	1,622	289	513	—	513

31 December 2022
Gross	61,775	61,241	534	55,226	50,743	4,483
IFRS offset	(20,211)	(20,211)	—	(20,211)	(20,211)	—
Carrying value	41,564	41,030	534	35,015	30,532	4,483

Master netting arrangements	(2,445)	(2,445)	—	(2,445)	(2,445)	—
Securities collateral	(38,387)	(38,387)	—	(28,087)	(28,087)	—
Potential for offset not recognised under IFRS	(40,832)	(40,832)	—	(30,532)	(30,532)	—
Net	732	198	534	4,483	—	4,483

 Risk and capital management
Credit risk – Trading activities continued
Derivatives (reviewed)
The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & Other.

	30 June 2023							31 December 2022
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						104,122	102,983		118,275	116,158
IFRS offset						(22,249)	(25,737)		(18,730)	(22,111)
Carrying value	3,194	3,728	5,773	1,121	13,816	81,873	77,246	13,925	99,545	94,047
Of which:
Interest rate (1)	2,900	2,373	5,277	261	10,811	50,730	46,895	10,742	53,480	48,535
Exchange rate	292	1,352	488	860	2,992	30,938	30,106	3,168	45,829	45,237
Credit	2	3	8	—	13	205	245	15	236	275
Carrying value					13,816	81,873	77,246	13,925	99,545	94,047

Counterparty mark-to-market netting						(62,547)	(62,547)		(77,365)	(77,365)
Cash collateral						(12,380)	(7,580)		(14,079)	(9,761)
Securities collateral						(4,465)	(1,540)		(4,571)	(1,185)
Net exposure						2,481	5,579		3,530	5,736

Banks (2)						263	806		648	711
Other financial institutions (3)						1,252	1,899		1,732	1,969
Corporate (4)						910	2,840		1,068	2,969
Government (5)						56	34		82	87
Net exposure						2,481	5,579		3,530	5,736

UK						1,111	3,150		1,271	2,878
Europe						672	1,690		1,196	2,015
US						592	546		753	626
RoW						106	193		310	217
Net exposure						2,481	5,579		3,530	5,736

Asset quality of uncollateralised
derivative assets
AQ1-AQ4						2,056			3,014
AQ5-AQ8						422			500
AQ9-AQ10						3			16
Net exposure						2,481			3,530

(1) The notional amount of interest rate derivatives included £8,006 billion (31 December 2022 – £8,065 billion) in respect of contracts cleared through central clearing counterparties
(2) Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.

(3) Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4) Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5) Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management
Credit risk – Trading activities continued
Debt securities (reviewed)
The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2023	£m	£m	£m	£m	£m	£m
AAA	—	—	1,452	936	—	2,388
AA to AA+	—	5,478	1,596	1,290	3	8,367
A to AA-	2,703	—	382	511	102	3,698
BBB- to A-	—	—	1,415	227	645	2,287
Non-investment grade	—	—	—	58	61	119
Unrated	—	—	—	1	—	1
Total	2,703	5,478	4,845	3,023	811	16,860

Short positions	(2,377)	(2,493)	(4,293)	(1,911)	(137)	(11,211)

31 December 2022
AAA	—	—	469	766	3	1,238
AA to AA+	—	2,345	1,042	1,114	21	4,522
A to AA-	2,205	—	372	77	29	2,683
BBB- to A-	—	—	916	149	296	1,361
Non-investment grade	—	—	—	65	49	114
Unrated	—	—	—	1	3	4
Total	2,205	2,345	2,799	2,172	401	9,922

Short positions	(2,313)	(1,293)	(3,936)	(1,875)	(107)	(9,524)

Risk and capital management
Capital, liquidity and funding risk
Introduction
NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2022
CET1 ratio
The CET1 ratio decreased by 70 basis points to 13.5%. The decrease in CET1 ratio was due to a £1.0 billion decrease in CET1 capital and a £1.4 billion increase in RWAs.
The CET1 decrease is mainly driven by:
   the directed buyback of £1.3 billion;
   a foreseeable ordinary dividend accrual of £0.8 billion;
   a foreseeable charge for the on-market ordinary share buyback programme of £0.5 billion;
   a £0.1 billion decrease in the IFRS 9 transitional adjustment, primarily due to the annual update in the dynamic stage transition percentage and the end of transition on the static and historic stages;
   an increase in the intangible assets deduction of £0.3 billion; and
   other movements on reserves and regulatory adjustments of £0.3 billion.
These reductions were partially offset by the £2.3 billion attributable profit in the period.

MREL
MREL ratio as a percentage of risk-weighted assets decreased to 31.2% from 31.5% due to a £1.4 billion increase in RWAs and £0.2 billion decrease in MREL resources. The ratio remains well above the minimum of 22%, calculated as 2 x (Pillar 1 + Pillar 2A).

In the first half of 2023 there were new issues of $3.3 billion and €1.5 billion senior unsecured debt and €0.7 billion Tier 2 instruments. These were partially offset by redemptions of $2.6 billion senior unsecured debt and £0.2 billion Tier 2 instruments.

Total RWAs
Total RWAs increased by £1.4 billion to £177.5 billion during H1 2023 reflecting:
   an increase in operational risk RWAs of £1.1 billion following the annual recalculation.
   an increase in counterparty credit risk RWAs of £1.0 billion, primarily due to the removal of credit risk mitigation for a particular trade in Q2 2023.
   an increase in credit risk RWAs of £0.7 billion, primarily due to increased exposures within Retail Banking and Commercial & Institutional, in addition to model adjustments applied as a result of new regulations applied to IRB models. This was partially offset by reduced exposures within Ulster Bank RoI as a result of the phased withdrawal from the Irish market.
   a reduction in market risk RWAs of £1.3 billion, primarily due to lower volatility than in Q4 2022, and further reductions in the capital multiplier for NWM Plc in Q2, driven by a fall in the VaR back-testing exception count.

UK leverage ratio
The leverage ratio decreased by 40 basis points to 5.0%. The decrease was due to a £1.0 billion decrease in Tier 1 capital and an £18.0 billion increase in leverage exposure. The key driver of the increase in leverage exposure was an increase in other financial assets, central bank exposures and other off balance sheet items.

Liquidity portfolio
The liquidity portfolio increased by £1.4 billion to £226.9 billion. Primary liquidity decreased by £14.1 billion to £147.5 billion, driven by a reduction in customer deposits, increased lending and capital distributions, partially offset by increase in wholesale funding. Secondary liquidity increased £15.5 billion due to an increase in pre-positioned collateral at the Bank of England.

Risk and capital management
Capital, liquidity and funding risk continued
Maximum Distributable Amount (MDA) and Minimum Capital Requirements
NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.0%
Minimum Capital Requirements	6.2%	8.3%	11.0%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1,2)	0.9%	0.9%	0.9%
MDA threshold (3)	9.6%	n/a	n/a
Overall capital requirement	9.6%	11.7%	14.4%
Capital ratios at 30 June 2023	13.5%	15.7%	18.8%
Headroom (4)	3.9%	4.0%	4.4%

(1) The Financial Policy Committee announced an increase in the UK CCyB rate from 1% to 2% effective from 5 July 2023.
(2) The Central Bank of Ireland (CBI) announced the CCyB on Irish exposures will increase from 0.5% to 1.0% from 24 November 2023. A further increase to 1.5% will be effective June 2024.
(3) Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(4) The headroom does not reflect excess distributable capital and may vary over time.

Leverage ratios
The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.
Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.3%	0.3%
Total	2.74%	3.55%

(1)The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB. As noted above the UK CCyB will increase from 1% to 2% from 5 July 2023. Foreign exposure may be subject to different CCyB rates depending on the rates set in those jurisdictions.

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios
The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis.
	30 June	31 December
	2023	2022
Capital adequacy ratios (1)%		%
CET1	13.5	14.2
Tier 1	15.7	16.4
Total	18.8	19.3

Capital	£m	£m
Tangible equity	23,415	25,482

Prudential valuation adjustment	(271)	(275)
Deferred tax assets	(742)	(912)
Own credit adjustments	(49)	(58)
Pension fund assets	(243)	(227)
Cash flow hedging reserve	3,344	2,771
Foreseeable ordinary dividends	(780)	(967)
Adjustment for trust assets (2)	(365)	(365)
Foreseeable charges - on-market ordinary share buyback programme	(500)	(800)
Adjustments under IFRS 9 transitional arrangements	223	361
Insufficient coverage for non-performing exposures	(19)	(18)
Total regulatory adjustments	598	(490)

CET1 capital	24,013	24,992

Additional AT1 capital	3,875	3,875
Tier 1 capital	27,888	28,867

End-point Tier 2 capital	5,364	4,978
Grandfathered instrument transitional arrangements	73	75
Tier 2 capital	5,437	5,053
Total regulatory capital	33,325	33,920

Risk-weighted assets
Credit risk	142,704	141,963
Counterparty credit risk	7,680	6,723
Market risk	6,962	8,300
Operational risk	20,198	19,115
Total RWAs	177,544	176,101

(1) Includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2023 was £0.2 billion for CET1 capital, £35 million for total capital and £37 million RWAs (31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs). Excluding these adjustments, the CET1 ratio would be 13.4% (31 December 2022 14.0%). The transitional relief on grandfathered instruments at 30 June 2023 was £0.1 billion (31 December 2022 - £0.1 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 15.6% (31 December 2022 – 16.2%) and the end-point Total capital ratio would be 18.8% (31 December 2022 – 19.2%).
(2) Prudent deduction in respect of agreement with the pension fund to establish new legal structure.

Risk and capital management
Capital, liquidity and funding risk continued
Capital and leverage ratios continued
	30 June	31 December
	2023	2022
Leverage	£m	£m
Cash and balances at central banks	123,022	144,832
Trading assets	48,893	45,577
Derivatives	81,873	99,545
Financial assets	416,739	404,374
Other assets	27,499	18,864
Assets of disposal groups	4,575	6,861
Total assets	702,601	720,053
Derivatives
- netting and variation margin	(82,798)	(100,356)
- potential future exposures	16,654	18,327
Securities financing transactions gross up	2,013	4,147
Other off balance sheet items	48,668	46,144
Regulatory deductions and other adjustments	(15,663)	(7,114)
Claims on central banks	(114,253)	(141,144)
Exclusion of bounce back loans	(4,627)	(5,444)
UK leverage exposure	552,595	534,613
UK leverage ratio (%) (1)	5.0	5.4

(1) Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (31 December 2022 – 5.3%).
Capital flow statement
The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2023. It is presented on a transitional basis based on current PRA rules.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2022	24,992	3,875	5,053	33,920
Attributable profit for the period	2,299	—	—	2,299
Directed buyback	(1,259)	—	—	(1,259)
Foreseeable ordinary dividends	(780)	—	—	(780)
Foreseeable charges - on-market share buyback	(500)	—	—	(500)
Foreign exchange reserve	(492)	—	—	(492)
FVOCI reserve	60	—	—	60
Own credit	9	—	—	9
Share capital and reserve movements in respect of employee share
schemes	62	—	—	62
Goodwill and intangibles deduction	(337)	—	—	(337)
Deferred tax assets	170	—	—	170
Prudential valuation adjustments	4	—	—	4
Net dated subordinated debt instruments	—	—	348	348
Foreign exchange movements	—	—	(121)	(121)
Adjustment under IFRS 9 transitional arrangements	(138)	—	—	(138)
Other movements	(77)	—	157	80
At 30 June 2023	24,013	3,875	5,437	33,325

●
The CET1 decrease is mainly driven by the directed buyback of £1.3 billion, a foreseeable ordinary dividend accrual of £0.8 billion, a foreseeable charge for additional on-market ordinary share buyback programme of £0.5 billion, a £0.1 billion decrease in the IFRS 9 transitional adjustment, an increase in the intangible assets deduction of £0.3 billion and other movements in reserves and regulatory adjustments of £0.3 billion, partially offset by an attributable profit in the period of £2.3 billion.

●
The Tier 2 movements include €700 million 5.763% Fixed to Fixed Reset Tier 2 Notes 2034 issued in February 2023, the derecognition of the £0.2 billion in respect of the cash tender offer for the outstanding 5.125% Subordinated Tier 2 Notes 2024 announced in March 2023 and maturity of Subordinated Notes with minimum regulatory value. Within Tier 2, there was also a £0.2 billion increase in the Tier 2 surplus provisions.

Risk and capital management
Capital, liquidity and funding risk continued
Capital resources (reviewed)
NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.
	30 June	31 December
	2023	2022
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	34,758	36,488
Preference shares - equity	—	—
Other equity instruments	(3,890)	(3,890)
	30,868	32,598
Regulatory adjustments and deductions
Own credit	(49)	(58)
Defined benefit pension fund adjustment	(243)	(227)
Cash flow hedging reserve	3,344	2,771
Deferred tax assets	(742)	(912)
Prudential valuation adjustments	(271)	(275)
Goodwill and other intangible assets	(7,453)	(7,116)
Foreseeable ordinary dividends	(780)	(967)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges - on-market share buyback programme	(500)	(800)
Adjustment under IFRS 9 transitional arrangements	223	361
Insufficient coverage for non-performing exposures	(19)	(18)
	(6,855)	(7,606)

CET1 capital	24,013	24,992
Additional Tier (AT1) capital
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium subject to phase out	—	—
AT1 capital	3,875	3,875
Tier 1 capital	27,888	28,867
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,189	4,953
Qualifying instruments issued by subsidiaries and held by third parties	73	82
Other regulatory adjustments	175	18
Tier 2 capital	5,437	5,053
Total regulatory capital	33,325	33,920

(1) Prudent deduction in respect of agreement with the pension fund to establish new legal structure.

Risk and capital management
Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL)
The following table illustrates the components of estimated Minimum requirements of own funds and eligible liabilities (MREL) in NatWest Group and operating subsidiaries and includes external issuances only.
	30 June 2023				31 December 2022
		Balance				Balance
	Par	sheet	Regulatory	MREL	Par	sheet	Regulatory	MREL
	value (1)	value	value (2,5)	value (3)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	24.0	24.0	24.0	24.0	25.0	25.0	25.0	25.0

Tier 1 capital:
end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating
subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9

Tier 1 capital:
end-point CRR non-compliant (6)
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—

Tier 2 capital: end-point CRR
compliant
of which: holdco	5.7	5.2	5.1	5.1	6.0	5.5	4.9	5.4
of which: opcos	—	—	—	—	0.1	0.1	—	—
	5.7	5.2	5.1	5.1	6.1	5.6	4.9	5.4

Tier 2 capital:
end-point CRR non-compliant (6)
of which: holdco	0.4	0.4	—	—	—	—	—	—
of which: opcos	0.2	0.3	0.1	—	0.3	0.5	0.1	—
	0.6	0.7	0.1	—	0.3	0.5	0.1	—

Senior unsecured debt securities
of which: holdco	23.0	21.8	—	22.1	23.4	22.3	—	21.2
of which: opcos	34.0	30.7	—	—	26.1	22.9	—	—
	57.0	52.5	—	22.1	49.5	45.2	—	21.2

Tier 2 capital
Other regulatory adjustments	—	—	0.2	0.2	—	—	—	—
	—	—	0.2	0.2	—	—	—	—

Total	91.3	86.4	33.3	55.3	84.9	80.3	33.9	55.5

RWAs				177.5				176.1
UK leverage exposure				552.6				534.6

MREL as a ratio of RWAs				31.2%				31.5%
MREL as a ratio of UK leverage exposure				10.0%				10.4%

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments incudes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).
(3)
MREL value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(4)	Corresponding shareholders’ equity was £34.8 billion (31 December 2022 - £36.5 billion).
(5)
Regulatory amount includes grandfathered instrument from operating companies as per the transitional provisions allowed under CRR2 (until 28 June 2025). On 30 June 2023, only 3 Tier 2 instruments from UBIDAC were classified as grandfathered.

(6)
CRR2 non-compliant instruments - From January 2022, All Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" category.

Risk and capital management
Capital, liquidity and funding risk continued
Minimum requirements of own funds and eligible liabilities (MREL)
The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.
			NatWest					NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	3.9	—	0.1	—	—	—	—	—	—
Additional Tier 1	Internally issued	—	3.7	2.5	1.0	—	0.9	0.2	—	0.3
		3.9	3.7	2.6	1.0	—	0.9	0.2	—	0.3
Tier 2	Externally issued	5.6	—	—	—	0.1	—	0.2	—	—
Tier 2	Internally issued	—	5.1	3.4	1.4	—	1.0	0.1	0.3	—
		5.6	5.1	3.4	1.4	0.1	1.0	0.3	0.3	—
Senior unsecured	Externally issued	21.8	—	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	10.2	6.3	1.4	0.5	3.0	—	—	0.3
		21.8	10.2	6.3	1.4	0.5	3.0	—	—	0.3
Total outstanding issuance		31.3	19.0	12.3	3.8	0.6	4.9	0.5	0.3	0.6

(1) The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2) Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3) Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4) Senior unsecured debt does not include CP, CD and short/medium term notes issued from NatWest Group operating subsidiaries.
(5) The above table does not include CET1 numbers.

Risk and capital management
Capital, liquidity and funding risk continued
Risk-weighted assets
The table below analyses the movement in RWAs during the half year, by key drivers.
		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	142.0	6.7	8.3	19.1	176.1
Foreign exchange movement	(1.0)	(0.1)	—	—	(1.1)
Business movement	3.7	0.2	(1.3)	1.1	3.7
Risk parameter changes	(2.2)	—	—	—	(2.2)
Methodology changes	0.5	—	—	—	0.5
Model updates	0.6	—	—	—	0.6
Other changes	—	0.9	—	—	0.9
Acquisitions and disposals	(1.0)	—	—	—	(1.0)
At 30 June 2023	142.6	7.7	7.0	20.2	177.5

The table below analyses segmental RWAs.
					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2022	54.7	11.2	103.2	7.0	176.1
Foreign exchange movement	—	—	(1.0)	(0.1)	(1.1)
Business movement	2.1	0.3	2.1	(0.8)	3.7
Risk parameter changes	(0.3)	—	(1.9)	—	(2.2)
Methodology changes	0.2	—	0.3	—	0.5
Model updates	0.6	—	—	—	0.6
Other changes	—	—	0.9	—	0.9
Acquisitions and disposals	—	—	—	(1.0)	(1.0)
At 30 June 2023	57.3	11.5	103.6	5.1	177.5

Credit risk	49.7	10.1	78.5	4.3	142.6
Counterparty credit risk	0.2	—	7.5	—	7.7
Market risk	0.2	—	6.8	—	7.0
Operational risk	7.2	1.4	10.8	0.8	20.2
Total RWAs	57.3	11.5	103.6	5.1	177.5

(1)
£3.5 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs increased by £1.4 billion to £177.5 billion during the period mainly reflecting:

  -
Business movements totalling £3.7 billion, driven by increased credit risk exposures within Retail Banking and Commercial & Institutional and the impact of the operational risk recalculation.
  -
An increase in other changes of £0.9 billion, driven by the early termination of portfolio credit default swap resulting in a decrease to the CRM benefit.
  -
Model update increase of £0.6 billion, driven by model adjustments as a result of new regulations applied to IRB models within Retail Banking.

Methodology changes totalling £0.5 billion, driven by revised LGD approach for non UK covered bonds.
  -
A decrease in risk parameters of £2.2 billion, primarily reflecting improved risk metrics within Commercial & Institutional in addition to changes in regulatory treatment for certain structured transactions.
  -
Disposals relating to the phased withdrawal from the Republic of Ireland, reducing RWAs by £1.0 billion.

Risk and capital management
Capital, liquidity and funding risk continued
Funding sources (reviewed)
The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.
	30 June 2023			31 December 2022
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	2,231	—	2,231	1,446	—	1,446
Other bank deposits (1)	6,181	13,309	19,490	6,353	12,642	18,995
	8,412	13,309	21,721	7,799	12,642	20,441
Customer deposits
Repos	9,083	239	9,322	9,575	254	9,829
Non-bank financial institutions	50,733	59	50,792	50,226	9	50,235
Personal	212,486	4,111	216,597	224,706	1,209	225,915
Corporate	155,735	86	155,821	164,314	25	164,339
	428,037	4,495	432,532	448,821	1,497	450,318
Trading liabilities (2)
Repos (3)	27,554	254	27,808	23,740	—	23,740
Derivative collateral	15,234	—	15,234	17,680	—	17,680
Other bank customer deposits	775	440	1,215	413	654	1,067
Debt securities in issue - Medium term notes	353	361	714	54	743	797
	43,916	1,055	44,971	41,887	1,397	43,284
Other financial liabilities
Customer deposits	144	940	1,084	253	797	1,050
Debt securities in issue:
Commercial paper and certificates of deposit	13,195	141	13,336	5,587	85	5,672
Medium term notes	5,170	33,258	38,428	6,934	31,750	38,684
Covered bonds	2,043	—	2,043	804	2,038	2,842
Securitisation (5)	—	857	857	—	859	859
	20,552	35,196	55,748	13,578	35,529	49,107
Subordinated liabilities	968	5,052	6,020	974	5,286	6,260
Total funding	501,885	59,107	560,992	513,059	56,351	569,410
Of which: available in resolution (4)			25,634			24,899

(1)	Includes £12.0 billion (31 December 2022 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £11.2 billion (31 December 2022 - £9.5 billion).
(3)
Comprises central & other bank repos of £2.5 billion (31 December 2022 - £1.6 billion), other financial institution repos of £22.7 billion (31 December 2022 - £19.4 billion) and other corporate repos of £2.6 billion (31 December 2022 - £2.7 billion).

(4)
Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £21.0 billion (31 December 2022 - £20.0 billion) under debt securities in issue (senior MREL) and £4.6 billion (31 December 2022 - £4.9 billion) under subordinated liabilities.

(5)
NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

Risk and capital management
Capital, liquidity and funding risk continued
Liquidity portfolio (reviewed)
The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes. In addition, a reconciliation has been provided between the liquidity portfolio for internal stressed outflow coverage and high quality liquid assets on a regulatory LCR basis.

	Liquidity value
	30 June 2023			31 December 2022
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group	Group	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	119,612	79,423	78,916	140,820	106,869	103,708
AAA to AA- rated governments	23,813	15,872	15,872	18,589	9,843	9,843
A+ and lower rated governments	1,172	187	187	317	—	—
Government guaranteed issuers, public sector entities
and government sponsored entities	229	229	208	134	120	100
International organisations and multilateral
development banks	2,674	1,521	1,437	1,734	1,112	1,021
LCR level 1 bonds	27,888	17,809	17,704	20,774	11,075	10,964
LCR level 1 assets	147,500	97,232	96,620	161,594	117,944	114,672
LCR level 2 assets	—	—	—	—	—	—
Non-LCR eligible assets	—	—	—	—	—	—
Primary liquidity	147,500	97,232	96,620	161,594	117,944	114,672
Secondary liquidity (3)	79,424	79,389	79,388	63,917	63,849	63,849
Total liquidity value	226,924	176,621	176,008	225,511	181,793	178,521

	30 June 2023
	NatWest	NWH	UK DoL
Stressed outflow coverage (SOC) to liquidity	Group (1)	Group (2)	Sub
coverage ratio (LCR) reconciliation*	£m	£m	£m
SOC primary liquidity (from table above)	147,500	97,232	96,620
Level 1 assets excluded (4)	4,180	3,467	3,447
Level 2 assets excluded (5)	3,133	2,951	2,721
Methodology difference (6)	960	1,135	1,081
Total LCR high quality liquid assets	155,773	104,785	103,869

* Table not within the scope of EY’s review report.

(1) NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2) NWH Group comprises UK DoLSub, Ulster Bank Ireland DAC and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3) Comprises assets eligible for discounting at the Bank of England and other central banks.

(4) LCR level 1 assets include extremely high quality covered bonds, government guaranteed bonds, and other LCR level 1 assets, which are not included as primary liquidity, but included as inflows in stressed outflow coverage.

(5) LCR level 2 assets include high quality covered bonds, asset backed securities and other level 2 assets which are not included as primary liquidity but included as inflows in stressed outflow coverage.

(6) Methodology differences include cash in tills which is classified as LCR level 1 but not included in stressed outflow coverage, JPY bonds which are classified as level 1 for stressed outflow coverage but level 2 for LCR and weighting differences between stressed outflow coverage and LCR.
(7) NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.

Risk and capital management
Non-traded market risk
Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

In the UK, the base rate rose from 3.5% at 31 December 2022 to 5.0% at 30 June 2023 as inflation pressures persisted.

The five-year sterling swap rate increased to 5.09% at the end of June 2023 from 4.10% at the end of December 2022. The ten-year sterling swap rate also increased, to 4.36% from 3.75%.

The structural hedge notional decreased by £6 billion from £231 billion to £225 billion, due to lower current account and instant access savings deposits. The structural hedge yield rose over the same period to 1.38% from 1.14% as maturing hedges were replaced with new hedges at higher rates.

The sensitivity of net interest earnings to parallel shifts in the yield curve reduced in H1 2023. Sensitivity to an upward 25-basis-point parallel shift in all rates was £135 million at 30 June 2023 compared to £198 million at 31 December 2022.

The main driver was reduced sensitivity to managed margin products. This resulted from lower managed rate savings volumes – including the impact of migration from instant access accounts to term savings accounts – and from greater pass-through of future rate rises to depositors.

Sterling strengthened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.27 at 30 June 2023 compared to 1.21 at 31 December 2022. Against the euro, it was 1.17 at 30 June 2023 compared to 1.13 at 31 December 2022.

Net investments in foreign operations decreased by £1.4 billion over the period, mainly reflecting the UBIDAC wind-down. However, residual structural foreign currency exposures after hedging were broadly stable, decreasing, in sterling equivalent terms, by £0.2 billion over the period.

Non-traded internal VaR (1-day 99%) (reviewed)
The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2023				30 June 2022				31 December 2022
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	40.5	63.2	30.1	63.2	17.0	37.8	7.6	37.8	43.8	60.7	34.2	37.7
Credit spread	23.6	29.7	20.9	29.7	48.8	86.6	33.4	34.6	23.8	29.1	19.9	20.3
Structural foreign
exchange rate	11.3	13.6	8.4	12.3	8.8	10.9	5.4	7.0	9.1	11.3	7.4	11.3
Equity	16.7	19.0	13.0	13.0	18.9	22.2	13.7	18.8	17.4	19.3	14.7	14.7
Pipeline risk (1)	3.1	4.4	1.4	3.4	1.0	2.9	0.3	2.9	1.9	4.5	0.6	2.4
Diversification (2)	(35.3)			(38.1)	(33.4)			(48.1)	(40.4)			(34.9)
Total	59.9	83.5	52.1	83.5	61.1	91.2	52.3	53.0	55.6	66.3	45.5	51.5

(1)
Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

   On an average basis, total non-traded VaR for H1 2023 was broadly similar to H1 2022 and H2 2022.
   Total non-traded VaR increased during H1 2023, driven by an increase in interest rate risk VaR. This reflects further interest rate volatility compared to H2 2022, particularly in sterling.
   Credit spread VaR was slightly higher than in H2 2022, driven by an increase in the holding of bonds in the liquidity portfolio. However, the holding of bonds in this portfolio is still considerably lower than in H1 2022.

Risk and capital management
Non-traded market risk continued
Structural hedging
NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity, current accounts and instant access savings. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (usually fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution, particularly to products such as current accounts and instant access savings. The programme aims to track a time series of medium-term swap rates, so that at any point in time the total yield may be higher or lower than the current market yield. Additionally, the closeness of the yield to average swap rates in recent years is also affected by changes in the composition of the hedge caused by changes in product volumes or equity capital resources.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2023					30 June 2022					31 December 2022
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(246)	204	23	22	1.83	111	182	21	21	1.71	(48)	189	23	22	1.72
Product	(2,773)	1,362	202	205	1.33	61	662	204	188	0.70	(1,135)	1,118	208	206	1.08
Total	(3,019)	1,566	225	227	1.38	172	844	225	209	0.81	(1,183)	1,307	231	228	1.14

(1)
Incremental income represents the difference between total income (i.e. hedged income) and an unhedged return that is based on short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

(2)
The basis of preparation of the table above has changed since December 2022. UBIDAC is no longer included. In addition, the ‘Other’ category is no longer used: hedges booked in Coutts & Co. have now been allocated between product hedges and equity hedges, while hedges booked in RBS International have been allocated to product hedges.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2023, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 77%/23% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking.

At 30 June 2023, approximately 94% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.
	Half year ended
	30 June	30 June	31 December
	2023	2022	2022
	£m	£m	£m
Retail Banking	(1,156)	12	(475)
Commercial & Institutional	(1,415)	39	(576)
Private Banking & Other	(202)	10	(84)
Total	(2,773)	61	(1,135)
-The structural hedge notional fell, mainly due to lower deposit volume.
-The five-year sterling swap rate rose to 5.09% at 30 June 2023 from 4.10% at 31 December 2022. The ten-year sterling swap rate also rose, to 4.36% from 3.75%. The structural hedge yield also rose to 1.38% in H1 2023 from 1.14% in H2 2022.
-Despite the increase in total yield, incremental income fell. This highlights the relative stability of the total yield of the structural hedge compared to an unhedged portfolio that would earn short-term cash rates. Compared to the 24-basis-point increase in the structural hedge total yield, SONIA increased 150 basis points to 4.93% at 30 June 2023 from 3.43% at 31 December 2022.

Risk and capital management
Non-traded market risk continued
Sensitivity of net interest earnings
Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2023 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2023	£m	£m	£m	£m	£m	£m
Structural hedges	49	151	249	(49)	(151)	(248)
Managed margin	86	76	157	(121)	(75)	(168)
Total	135	227	406	(170)	(226)	(416)

31 December 2022
Structural hedges	50	158	260	(50)	(158)	(260)
Managed margin	148	141	136	(170)	(140)	(129)
Total	198	299	396	(220)	(298)	(389)
(1) Earnings sensitivity considers only the main drivers, namely structural hedging and margin management, and excludes UBIDAC.

The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward and downward shift in all interest rates.

	Shifts in yield curve
	30 June 2023				31 December 2022
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	13	(15)	56	(57)	13	(12)	48	(50)
Sterling	108	(137)	431	(574)	172	(194)	698	(784)
US dollar	8	(13)	37	(47)	10	(11)	42	(53)
Other	6	(5)	23	(15)	3	(3)	13	(16)
Total	135	(170)	547	(693)	198	(220)	801	(903)

(1) The table excludes UBIDAC.

The overall reduction in net interest income sensitivity in all scenarios reflects lower managed rate deposit volumes. This includes changes to the deposit mix, where customers have moved balances into fixed-term savings from managed rate savings accounts.

Changes in pass-through assumptions for managed rate savings products also contributed to the lower sensitivity.

Risk and capital management
Non-traded market risk continued
Foreign exchange risk (reviewed)
The table below shows structural foreign currency exposures.
			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2023	£m	£m	£m	£m	£m
US dollar	1,215	(287)	928	(928)	—
Euro	4,913	(3,101)	1,812	—	1,812
Other non-sterling	938	(406)	532	—	532
Total	7,066	(3,794)	3,272	(928)	2,344

31 December 2022
US dollar	1,278	(303)	975	(975)	—
Euro	6,189	(4,164)	2,025	—	2,025
Other non-sterling	996	(431)	565	—	565
Total	8,463	(4,898)	3,565	(975)	2,590

(1) Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Euro net investments in foreign operations and euro net investment hedges fell in H1 2023, mainly due to the wind-down of UBIDAC. Overall, residual structural foreign currency exposures fell.

Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Risk and capital management
Traded market risk
Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.
Traded VaR (1-day 99%) (reviewed)
The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.
	Half year ended
	30 June 2023				30 June 2022				31 December 2022
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	9.0	19.3	4.3	16.5	7.4	12.6	4.1	6.0	7.3	12.5	4.5	9.0
Credit spread	5.9	6.9	4.9	6.1	8.5	12.0	6.5	6.9	7.2	8.6	6.0	6.4
Currency	2.1	4.9	1.0	1.5	2.8	8.0	1.2	2.3	3.3	6.9	1.5	1.5
Equity	—	0.1	—	—	0.1	0.3	—	—	—	0.3	—	—
Commodity	—	—	—	—	—	—	—	—	—	—	—	—
Diversification (1)	(6.8)			(6.3)	(8.3)			(6.0)	(7.0)			(6.8)
Total	10.2	17.8	6.6	17.8	10.5	15.1	7.2	9.2	10.8	13.7	8.3	10.1

(1)
NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

−	On an average basis, total traded VaR remained at similar levels in H1 2023 compared to 2022.
−	The increase in average interest rate VaR, compared to 2022, reflected an increase in yield curve risk in sterling and euro flow trading.
−	The decrease in average credit spread VaR reflected lower credit spread volatility in H1 2023.

Risk and capital management
Other risks
Operational risk
Risk management continued to focus on material risk areas. Key focus over the period has been the management of the large change portfolio, in particular the regulatory change initiatives relating to preparedness for Consumer Duty and ISO 20022, as well as addressing vulnerabilities in relation to the infrastructure requiring remediation. Linked to the focus on remediation, security, data and outsourcing remain key pillars for the ongoing management of the risk profile, operational integrity and continuity of service.

Compliance & conduct risk
The ring-fencing attestation was completed and submitted to the PRA on 31 March 2023. Implementation of Consumer Duty has been a key focus, with customer journeys being enhanced in line with the new standard which complements our purpose ‘to champion potential, helping people, families, and businesses to thrive’ and aligns with our strategy ‘supporting customers at every stage of their lives’. NatWest Markets has a program in place to review, remediate, and enhance certain areas of its business. Resources were agreed in February 2023. The results of this work will be shared with the Department of Justice Monitor and other regulators, with the ongoing work plan continuing to be assessed for potential impact.

The cost of living challenge continues to be a key priority for the conduct and regulatory compliance agenda as mortgage interest rates continue to increase in the UK. There has been continued oversight of delivery of the mandatory and regulatory change programmes, including the Mortgage Charter - a set of measures aimed at supporting residential mortgage customers concerned by rising interest rates.

Climate risk
NatWest Group continued to embed climate considerations in its risk management framework throughout the reporting period. This is focused on making iterative advancements in capabilities towards quantitative techniques in risk assessment. Particular attention continues to be paid to developing the next version of the NatWest Group Climate Transition Plan. Work is also underway to evolve NatWest Group’s customer-level climate risk assessments, including development of capability to assess customer climate plans. In-house modelling and scenario analysis capabilities continue to be developed to support the assessment of NatWest Group’s exposure to physical and transition risks.

Date: 28 July 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary